SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosure and additional unaudited financial information
Prudential plc 2019 results
International Financial Reporting Standards (IFRS) basis results

CONSOLIDATED INCOME STATEMENT

	Note	2019 $m	2018* $m
Continuing operations:
Gross premiums earned		45,064	45,614
Outward reinsurance premiums		(1,583)	(1,183)
Earned premiums, net of reinsurance		43,481	44,431
Investment return		49,555	(9,117)
Other income		700	531
Total revenue, net of reinsurance		93,736	35,845
Benefits and claims		(85,475)	(26,518)
Reinsurers' share of benefits and claims		2,985	1,598
Movement in unallocated surplus of with-profits funds		(1,415)	1,494
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(83,905)	(23,426)
Acquisition costs and other expenditure	B2	(7,283)	(8,527)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(516)	(547)
(Loss) on disposal of businesses and corporate transactions	D1.1	(142)	(107)
Total charges net of reinsurance		(91,846)	(32,607)
Share of profit from joint ventures and associates net of related tax		397	319
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note		2,287	3,557
Remove tax charge attributable to policyholders' returns		(365)	(107)
Profit before tax attributable to shareholders' returns	B1.1	1,922	3,450
Total tax charge attributable to shareholders' and policyholders' returns	B4.1	(334)	(676)
Remove tax charge attributable to policyholders' returns		365	107
Tax credit (charge) attributable to shareholders' returns	B4.1	31	(569)
Profit from continuing operations		1,953	2,881
Discontinued UK and Europe operations' profit after tax	D2	1,319	1,142
Re-measurement of discontinued operations on demerger	D2	188	-
Cumulative exchange loss recycled from other comprehensive income	D2	(2,668)	-
(Loss) profit from discontinued operations		(1,161)	1,142
Profit for the year		792	4,023

Attributable to:
Equity holders of the Company
From continuing operations		1,944	2,877
From discontinued operations		(1,161)	1,142
Non-controlling interests from continuing operations		9	4
Profit for the year		792	4,023

Earnings per share (in cents)	Note	2019	2018*
Based on profit attributable to equity holders of the Company:	B5
Basic
Based on profit from continuing operations		75.1¢	111.7¢
Based on (loss) profit from discontinued operations		(44.8)¢	44.3¢
		30.3¢	156.0¢
Diluted
Based on profit from continuing operations		75.1¢	111.7¢
Based on (loss) profit from discontinued operations		(44.8)¢	44.3¢
		30.3¢	156.0¢

Dividends per share (in cents)	Note	2019	2018
Dividends relating to reporting year:	B6
First interim ordinary dividend		20.29¢	20.55¢
Second interim ordinary dividend		25.97¢	42.89¢
Total		46.26¢	63.44¢
Dividends paid in reporting year:	B6
Current year first interim dividend		20.29¢	20.55¢
Second interim ordinary dividend for prior year		42.89¢	43.79¢
Total		63.18¢	64.34¢
* The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	2019 $m	2018* $m
Profit for the year from continuing operations		1,953	2,881
Other comprehensive income (loss) from continuing operations:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		152	(39)
Related tax		(15)	7
		137	(32)
Valuation movements on available-for-sale debt securities:
Net unrealised gains (losses) on holdings		4,208	(2,144)
Deduct net gains included in the income statement on disposal and impairment		(185)	(15)
		4,023	(2,159)
Related change in amortisation of deferred acquisition costs	C5.2	(631)	328
Related tax		(713)	385
		2,679	(1,446)
Total items that may be reclassified subsequently to profit or loss		2,816	(1,478)
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Net actuarial (losses) gains on defined benefit pension schemes		(108)	26
Related tax		19	(5)
Total items that will not be reclassified to profit or loss		(89)	21
Other comprehensive income (loss) from continuing operations		2,727	(1,457)
Total comprehensive income from continuing operations		4,680	1,424

(Loss) profit from discontinued operations	D2	(1,161)	1,142
Cumulative exchange loss recycled through profit or loss	D2	2,668	-
Other items, net of related tax	D2	203	(605)
Total comprehensive income from discontinued operations		1,710	537
Total comprehensive income for the year		6,390	1,961

Attributable to:
Equity holders of the Company
From continuing operations		4,669	1,419
From discontinued operations		1,710	537
Non-controlling interests from continuing operations		11	5
Total comprehensive income for the year		6,390	1,961
* The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 Dec 2019 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve*	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit from continuing operations		-	-	1,944	-	-	1,944	9	1,953
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		-	-	-	135	-	135	2	137
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	2,679	2,679	-	2,679
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		-	-	(89)	-	-	(89)	-	(89)
Total other comprehensive income (loss) from continuing operations		-	-	(89)	135	2,679	2,725	2	2,727
Total comprehensive income from continuing operations		-	-	1,855	135	2,679	4,669	11	4,680
Total comprehensive income (loss) from discontinued operations		-	-	(1,098)	2,808	-	1,710	-	1,710
Total comprehensive income for the year		-	-	757	2,943	2,679	6,379	11	6,390

Demerger dividend in specie of M&G plc	B6.1	-	-	(7,379)	-	-	(7,379)	-	(7,379)
Other dividends	B6.2	-	-	(1,634)	-	-	(1,634)	-	(1,634)
Reserve movements in respect of share-based payments		-	-	64	-	-	64	-	64
Change in non-controlling interests		-	-	-	-	-	-	158	158
Movements in respect of option to acquire non-controlling interests		-	-	(143)	-	-	(143)	-	(143)

Share capital and share premium
New share capital subscribed	C10	-	22	-	-	-	22	-	22
Impact of change in presentation currency in relation to share capital and share premium	C10	6	101	-	-	-	107	-	107

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	38	-	-	38	-	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	55	-	-	55	-	55
Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at beginning of year		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
Balance at end of year		172	2,625	13,575	893	2,212	19,477	192	19,669
* The $2,808 million movement in translation reserve from discontinued operations is recognised in other comprehensive income and represents an exchange gain of $140 million on translating the results from discontinued operations during the period of ownership and the recycling of the cumulative exchange loss of $2,668 million through the profit or loss upon the demerger. The Group's accounting principles on foreign exchange translation are described in note A1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 Dec 2018* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit from continuing operations		-	-	2,877	-	-	2,877	4	2,881
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		-	-	-	(33)	-	(33)	1	(32)
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(1,446)	(1,446)	-	(1,446)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		-	-	21	-	-	21	-	21
Total other comprehensive income (loss) from continuing operations		-	-	21	(33)	(1,446)	(1,458)	1	(1,457)
Total comprehensive income (loss) from continuing operations		-	-	2,898	(33)	(1,446)	1,419	5	1,424
Total comprehensive income from discontinued operations		-	-	1,218	(681)	-	537	-	537
Total comprehensive income (loss) for the year		-	-	4,116	(714)	(1,446)	1,956	5	1,961
Dividends	B6.2	-	-	(1,662)	-	-	(1,662)	-	(1,662)
Reserve movements in respect of share-based payments		-	-	92	-	-	92	-	92
Change in non-controlling interests		-	-	-	-	-	-	9	9
Movements in respect of option to acquire non-controlling interests		-	-	(146)	-	-	(146)	-	(146)

Share capital and share premium
New share capital subscribed	C10	1	22	-	-	-	23	-	23
Impact of change in presentation currency in relation to share capital and share premium	C10	(10)	(155)	-	-	-	(165)	-	(165)

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	39	-	-	39	-	39
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	69	-	-	69	-	69
Net increase (decrease) in equity		(9)	(133)	2,508	(714)	(1,446)	206	14	220
Balance at beginning of year		175	2,635	19,309	(1,336)	979	21,762	9	21,771
Balance at end of year		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
* The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		31 Dec 2019 $m	31 Dec 2018 $m	1 Jan 2018 $m
	Note	note (iii)	notes (iii),(iv)	notes (iii),(iv)
Assets
Goodwill	C5.1	969	2,365	2,005
Deferred acquisition costs and other intangible assets	C5.2	17,476	15,185	14,896
Property, plant and equipmentnote (i)		1,065	1,795	1,067
Reinsurers' share of insurance contract liabilities		13,856	14,193	13,086
Deferred tax assets	C8	4,075	3,305	3,554
Current tax recoverable		492	787	829
Accrued investment income		1,641	3,501	3,620
Other debtors		2,054	5,207	4,009
Investment properties		25	22,829	22,317
Investments in joint ventures and associates accounted for using the equity method		1,500	2,207	1,916
Loans	C3.3	16,583	22,938	23,054
Equity securities and holdings in collective investment schemesnote (ii)		247,281	273,484	302,203
Debt securitiesnote (ii)	C3.2	134,570	223,333	231,835
Derivative assets		1,745	4,450	6,495
Other investmentsnote (ii)		1,302	8,294	7,605
Deposits		2,615	15,023	15,200
Assets held for sale		-	13,472	51
Cash and cash equivalents		6,965	15,442	14,461
Total assets	C1	454,214	647,810	668,203

Equity
Shareholders' equity		19,477	21,968	21,762
Non-controlling interests		192	23	9
Total equity		19,669	21,991	21,771

Liabilities
Insurance contract liabilities	C4.1	380,143	410,947	443,952
Investment contract liabilities with discretionary participation features	C4.1	633	85,858	84,789
Investment contract liabilities without discretionary participation features	C4.1	4,902	24,481	27,589
Unallocated surplus of with-profits funds	C4.1	4,750	20,180	22,931
Core structural borrowings of shareholder-financed businesses	C6.1	5,594	9,761	8,496
Operational borrowingsnote (i)	C6.2	2,645	6,289	7,450
Obligations under funding, securities lending and sale and repurchase agreements		8,901	8,901	7,660
Net asset value attributable to unit holders of consolidated investment funds		5,998	14,839	12,025
Deferred tax liabilities	C8	5,237	5,122	6,378
Current tax liabilities		396	723	726
Accruals, deferred income and other liabilities		14,488	19,421	19,190
Provisions		466	1,373	1,519
Derivative liabilities		392	4,465	3,727
Liabilities held for sale		-	13,459	-
Total liabilities	C1	434,545	625,819	646,432
Total equity and liabilities		454,214	647,810	668,203

Notes
(i)    As at 1 January 2019, the Group applied IFRS 16 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 for further details.
(ii)   Included within equity securities and holdings in collective investment schemes, debt securities and other investments are $90 million of lent securities as at 31 December 2019 (31 December 2018: $10,543 million, of which $107 million were from continuing operations).
(iii)  The Group has adopted a change in its presentation currency from pounds sterling to US dollars at 31 December 2019 as described in note A1. Accordingly, the 31 December 2018 and 1 January 2018 comparative statements of financial position and the 2018 related notes have been re-presented retrospectively from the previously published results. As a result of this change, the statement of financial position as at 1 January 2018 has been re-presented in accordance with IAS 1.
(iv)  The 31 December 2018 and 1 January 2018 comparative statements of financial position included discontinued UK and Europe operations.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2019 $m	2018* $m
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		2,287	3,557
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(60,812)	2,236
Other non-investment and non-cash assets		(2,487)	(1,996)
Policyholder liabilities (including unallocated surplus)		56,067	(1,641)
Other liabilities (including operational borrowings)		5,097	860
Investment income and interest payments included in profit before tax		(4,803)	(4,148)
Operating cash items:
Interest receipts and payments		4,277	3,912
Dividend receipts		978	744
Tax paid		(717)	(477)
Other non-cash items		(96)	308
Net cash flows from operating activities		(209)	3,355
Cash flows from investing activities
Purchases of property, plant and equipment		(64)	(134)
Acquisition of business and intangiblesnote (i)		(635)	(442)
Disposal of businesses		375	-
Net cash flows from investing activities		(324)	(576)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (ii)	C6.1
Issue of subordinated debt, net of costs		367	2,079
Redemption of subordinated debt		(504)	(553)
Fees paid to modify terms and conditions of debt issued by the Group		(182)	(44)
Interest paid		(526)	(502)
Equity capital:
Issues of ordinary share capital		22	23
External dividends		(1,634)	(1,662)
Net cash flows from financing activities		(2,457)	(659)
Net (decrease) increase in cash and cash equivalents from continuing operationsnote (iii)		(2,990)	2,120
Net cash flows from discontinued operationsnote (iii)	D2	(5,690)	(610)
Cash and cash equivalents at beginning of year		15,442	14,461
Effect of exchange rate changes on cash and cash equivalents		203	(529)
Cash and cash equivalents at end of year		6,965	15,442
Comprising:
Cash and cash equivalents from continuing operations		6,965	9,394
Cash and cash equivalents from discontinued operations	D2	-	6,048
* The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

Notes
(i)      Cash flows arising from the acquisition of business and intangibles includes amounts paid for distribution rights.
(ii)     Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed in note C6.1.
(iii)    The cash flows shown above are presented excluding any transactions between continuing and discontinued operations.

NOTES TO PRIMARY STATEMENTS

A    Basis of preparation

A1  Basis of preparation and exchange rates

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2019, there were no unendorsed standards effective for the two years ended 31 December 2019 which impact the consolidated financial statements of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group. For financial years beginning after 31 December 2020, the Group will prepare its consolidated financial statements in accordance with UK-adopted international accounting standards, instead of the EU-endorsed IFRS.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2018 with the exception of the adoption of the new and amended accounting standards as described in note A3.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2019 or 2018 but is derived from those accounts. The auditors have reported on the 2019 statutory accounts. Statutory accounts for 2018 have been delivered to the registrar of companies, and those for 2019 will be delivered following the Company's Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Exchange rates
Following the demerger of its UK and Europe operations, the Directors have elected to change the Group's presentation currency in these financial statements from pounds sterling to US dollars which better reflects the economic footprint of our business going forward. The Group believes that the presentation currency change will give investors and other stakeholders a clearer understanding of Prudential's performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the comparative information and all comparative statements and notes have been restated accordingly applying the foreign exchange translation principles as set out below.

The exchange rates applied for balances and transactions in the presentation currency of the Group, US dollars ($), and other currencies were:

$ : local currency	Closing rate at 31 Dec 2019	Average rate for 2019	Closing rate at 31 Dec 2018	Average rate for 2018	Opening rate at 1 Jan 2018
China	6.97	6.91	6.87	6.61	6.51
Hong Kong	7.79	7.84	7.83	7.84	7.82
Indonesia	13,882.50	14,140.84	14,380.00	14,220.82	13,567.00
Malaysia	4.09	4.14	4.13	4.03	4.05
Singapore	1.34	1.36	1.36	1.35	1.34
Thailand	29.75	31.05	32.56	32.30	32.59
UK	0.75	0.78	0.79	0.75	0.74
Vietnam	23,172.50	23,227.64	23,195.00	23,017.17	22,708.16

Foreign exchange translation
In order to present the consolidated financial statements in US dollars, the results and financial position of entities not using US dollars as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into the US dollars. The general principle for converting foreign currency transactions is to translate at the functional currency spot rate prevailing at the date of the transactions. This includes external dividends determined and paid to shareholders in pounds sterling. Prudential will determine and declare its dividend in US dollars commencing with dividends paid in 2020, including the 2019 second interim dividend. All assets and liabilities of entities not operating in US dollars are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income. At 31 December 2019 the functional currency of the Group's parent company changed to US dollars. The Group and parent company have chosen, for presentational purposes, to retranslate their share capital and share premium as at 31 December 2019 using the closing exchange rate as at that date, and comparative amounts at the relative closing exchange rates. The foreign exchange adjustments arising on the share capital and share premium balances of $2,797 million (31 December 2018: $2,668 million) adjust the translation reserve movement in the statement of other comprehensive income. As this amount arises on the translation of the parent company's share capital and share premium, the corresponding impact to the currency translation reserve of $980 million will never be recycled on disposal of any foreign operations.

During 2019 and 2018, borrowings that are used to provide a hedge against Group equity investments in overseas entities were translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Certain notes to the financial statements present 2018 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2  Discontinued operations

The Group completed the demerger of its UK and Europe operations, M&G plc, from the Prudential plc group on 21 October 2019. In accordance with IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations', the results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements.

Consistent with IFRS 5 requirements, profit after tax attributable to the discontinued UK and Europe operations in 2019 have been shown in a single line in the income statement with 2018 comparatives being restated accordingly, with further analysis provided in note D2. Notes B1 to B5 have also been prepared on this basis.

IFRS 5 does not permit the comparative 31 December 2018 and 1 January 2018 statement of financial position to be re-presented, as the UK and Europe operations were not reclassified as held for sale at these dates. In the related balance sheet notes, prior year balances have been presented to show the amounts from discontinued operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group's assets and liabilities between the beginning and end of the years, the balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movements from continuing operations.

Profit from the discontinued UK and Europe operations up to the demerger is presented in the consolidated income statement after the elimination of intragroup transactions with continuing operations where it is appropriate to provide a more meaningful presentation of the position of the Group immediately after the demerger. The statement of cash flows is presented excluding intragroup cash flows between the continuing and discontinued UK and Europe operations up to demerger.

A3  New accounting pronouncements in 2019

IFRS 16 'Leases'
The Group has adopted IFRS 16 'Leases' from 1 January 2019. The new standard brings most leases on-balance-sheet for lessees under a single model, eliminating the distinction between operating and finance leases.

IFRS 16 applies primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee.

Under IFRS 16, these leases are brought onto the Group's statement of financial position with a 'right-of-use' asset being established and a corresponding liability representing the obligation to make lease payments. The rental accrual charge in the income statement under IAS 17 is replaced with a depreciation charge for the 'right-of-use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17.

As permitted by IFRS 16, the Group has chosen to adopt the modified retrospective approach upon transition to the new standard. Under the approach adopted, there is no adjustment to the Group's retained earnings at 1 January 2019 and the Group's 2018 comparative information is not restated. The 'right-of-use' asset and lease liability at 1 January 2019 are set at an amount equal to the discounted remaining lease payments adjusted by any prepaid or accrued lease payment balance immediately before the date of initial application of the standard.

When measuring lease liabilities on adoption, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3.4 per cent. The aggregate effect of the adoption of the standard on the statement of financial position at 1 January 2019 is shown in the table below:

Effect of adoption of IFRS 16 at 1 January 2019	Continuing operations $m	Discontinued operations $m	Total Group $m
Assets
Property, plant and equipment (right-of-use assets)	527	368	895
Total assets	527	368	895
Liabilities
Operational borrowings (lease liability)	541	414	955
Accruals, deferred income and other liabilities (accrued lease payment balance under IAS 17)	(14)	(46)	(60)
Total liabilities	527	368	895

Reconciliation of IFRS 16 lease liability and IAS 17 lease commitments

Total Group $m
IFRS 16 operating lease liability shown in the table above	955
Add back impact of discounting	210
IFRS 16 operating lease liability on an undiscounted basis	1,165
Difference in lease rental payments due to probable renewals or early termination decisions reflected above	(48)
Other	(6)
Total operating lease commitments at 31 December 2018*	1,111
* As disclosed in note D5 of the Group's IFRS financial statements for the year ended 31 December 2018 and after excluding $76 million for the amount relating to certain lease commitments from the central operations to the discontinued UK with-profits fund.

The Group has applied the practical expedient to grandfather the definition of a lease on transition. This means that IFRS 16 has been applied to all contracts that were identified as leases in accordance with IAS 17 and IFRIC 4 'Determining whether an Arrangement contains a Lease' entered into before 1 January 2019. Therefore, the definition of a lease under IFRS 16 is applied only to contracts entered into or changed on or after 1 January 2019.

The Group has used the following practical expedients, in addition to the aforementioned, when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-   Applying a single discount rate to a portfolio of leases with similar characteristics. Accordingly, for such portfolios, the incremental borrowing rates used to discount the future lease payments will be determined based on market specific risk-free rates adjusted with a margin/spread to reflect the Group's credit standing, lease term and the outstanding lease payments.
-   Using hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Other new accounting pronouncements
In addition to the above, the following new accounting pronouncements were also effective from 1 January 2019:

-   IFRIC Interpretation 23 'Uncertainty over Income Tax Treatments';
-   Amendments to IAS 28 'Long-term Interests in Associates and Joint Ventures';
-   Amendments to IFRS 9 'Prepayment Features with Negative Compensation';
-   Annual Improvements to IFRSs 2015-2017 cycle; and
-   Amendments to IAS 19 'Plan Amendment, Curtailment or Settlement'.

The Group has applied the principles within the Amendments to IAS 19 'Plan Amendment, Curtailment or Settlement' when accounting for the changes to the pension benefits of its UK defined benefit schemes during the year. The other pronouncements have had no significant impact on the Group financial statements.

B    EARNINGS PERFORMANCE

B1  Analysis of performance by segment

B1.1  Segment results

		2019 $m	2018 $m		2019 vs 2018%
			AER	CER	AER	CER
	Note		note (i)	note (i)	note (i)	note (i)
Asia
Insurance operations	B3(a)	2,993	2,646	2,633	13%	14%
Asset management		283	242	239	17%	18%
Total Asia		3,276	2,888	2,872	13%	14%
US
Jackson (US insurance operations)	B3(b)	3,038	2,552	2,552	19%	19%
Asset management		32	11	11	191%	191%
Total US		3,070	2,563	2,563	20%	20%
Total segment profit from continuing operations		6,346	5,451	5,435	16%	17%
Other income and expenditure
Investment return and other income		50	70	67	(29)%	(25)%
Interest payable on core structural borrowingsnote (ii)		(516)	(547)	(523)	6%	1%
Corporate expenditurenote (iii)		(460)	(490)	(477)	6%	4%
Total other income and expenditure		(926)	(967)	(933)	4%	1%
Restructuring costsnote (iv)		(110)	(75)	(73)	(47)%	(51)%
Adjusted IFRS operating profit based on longer-term investment returns		5,310	4,409	4,429	20%	20%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(3,203)	(791)	(796)	(305)%	(302)%
Amortisation of acquisition accounting adjustmentsnote (v)		(43)	(61)	(61)	30%	30%
(Loss) on disposal of businesses and corporate transactions	D1	(142)	(107)	(106)	(33)%	(34)%
Profit from continuing operations before tax attributable to shareholders		1,922	3,450	3,466	(44)%	(45)%
Tax credit (charge) attributable to shareholders' returns	B4	31	(569)	(570)	105%	105%
Profit from continuing operations		1,953	2,881	2,896	(32)%	(33)%
Profit from discontinued operations	D2	1,319	1,142	1,092	15%	21%
Re-measurement of discontinued operations on demerger	D2	188	-	-	-%	-%
Cumulative exchange loss recycled from other comprehensive income	D2	(2,668)	-	-	-%	-%
(Loss) profit from discontinued operations		(1,161)	1,142	1,092	(202)%	(206)%
Profit for the year		792	4,023	3,988	(80)%	(80)%
Attributable to:
Equity holders of the Company
From continuing operations		1,944	2,877	2,892	(32)%	(33)%
From discontinued operations		(1,161)	1,142	1,092	(202)%	(206)%
Non-controlling interests from continuing operations		9	4	4	125%	125%
		792	4,023	3,988	(80)%	(80)%

Basic earnings per share (in cents)		2019	2018		2019 vs 2018%
			AER	CER	AER	CER
	Note		note (i)	note (i)	note (i)	note (i)
Based on adjusted IFRS operating profit based on longer-term investment returns, net of tax, from continuing operationsnote (vi)	B5	175.0¢	145.2¢	146.0¢	21%	20%
Based on profit for the year from continuing operations	B5	75.1¢	111.7¢	112.5¢	(33)%	(33)%
Based on (loss) profit for the year from discontinued operations	B5	(44.8)¢	44.3¢	42.4¢	(201)%	(206)%

Notes
(i)     For definitions of AER and CER refer to note A1.
(ii)   Interest charged to the income statement on debt that was substituted to M&G plc in October 2019 for 2019 was $(179) million (2018: $(128) million).
(iii)  Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.
(iv)  Restructuring costs include group-wide costs incurred for IFRS 17 implementation in 2019 from continuing operations.
(v)   Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(vi)  Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2019 $m	2018 $m
Asia operationsnote (i)	657	(684)
US operationsnote (ii)	(3,757)	(134)
Other operations	(103)	27
Total	(3,203)	(791)

(i)    Asia operations
In Asia, the positive short-term fluctuations of $657 million (2018: negative $(684) million) principally reflect net value movements on shareholders' assets and related liabilities following decreases in bond yields during the year.

(ii)   US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related credit for amortisation of deferred acquisition costs of $1,248 million as shown in note C5.2(i) (2018: debit of $(152) million) and comprise amounts in respect of the following items:

	2019 $m	2018 $m
Net equity hedge resultnote (a)	(4,582)	(78)
Other than equity-related derivativesnote (b)	678	(85)
Debt securitiesnote (c)	156	(42)
Equity-type investments: actual less longer-term return	18	51
Other items	(27)	20
Total net of related DAC amortisation	(3,757)	(134)

Notes
(a)   Net equity hedge result
The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services - Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. Other guarantee fees are included in operating profit, which in 2019 was $699 million (2018: $657 million), net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

-   The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
-   The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
-   Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result can be summarised as follows:

	2019 $m	2018 $m
Fair value movements on equity hedge instruments*	(5,314)	399
Accounting value movements on the variable and fixed index annuity guarantee liabilities	(22)	(1,194)
Fee assessments net of claim payments	754	717
Total net of related DAC amortisation	(4,582)	(78)
* Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options as discussed in the Group Chief Financial Officer and Chief Operating Officer's report.

(b)   Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

-   Fair value movements on free-standing, other than equity-related derivatives;
-   Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
-   Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)   Short-term fluctuations related to debt securities

	2019 $m	2018 $m
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(28)	(6)
Bond write-downs	(15)	(5)
Recoveries/reversals	1	25
Total (charges) credits in the year	(42)	14
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	109	104
	67	118
Interest-related realised gains (losses):
Gains (losses) arising in the year	220	(12)
Less: Amortisation of gains and losses arising in current and prior years to adjusted IFRS operating profit based on longer-term investment returns	(129)	(155)
	91	(167)
Related amortisation of deferred acquisition costs	(2)	7
Total short-term fluctuations related to debt securities net of related DAC amortisation	156	(42)
* The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for 2019 is based on an average annual risk margin reserve of 17 basis points (2018: 18 basis points) on average book values of $62.6 billion (2018: $57.1 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2019			2018
	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss
	$m	%	$m	$m	%	$m

A3 or higher	38,811	0.10	(38)	29,982	0.10	(31)
Baa1, 2 or 3	22,365	0.24	(53)	25,814	0.21	(55)
Ba1, 2 or 3	1,094	0.85	(9)	1,042	0.98	(10)
B1, 2 or 3	223	2.56	(6)	289	2.64	(8)
Below B3	75	3.39	(3)	11	3.69	-
Total	62,568	0.17	(109)	57,138	0.18	(104)

Related amortisation of deferred acquisition costs			19			22
Risk margin reserve charge to adjusted IFRS operating profit based on longer-term investment returns for longer-term credit-related losses			(90)			(82)

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax gain of $3,392 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2018: charge of $(1,831) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

B1.3 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and, up to the date of demerger, M&G plc for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

On 21 October 2019, the Group completed the demerger of M&G plc from the Prudential plc group, resulting in two separately listed companies. Accordingly, UK and Europe operations do not represent an operating segment at the year end. The results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure
The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of total profit for the year as follows:

-    Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
-    Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
-    Gain or loss on corporate transactions, such as disposals undertaken in the year and costs connected to the demerger of M&G plc from Prudential plc.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements

(a)   With-profits business
For Asia's with-profits business in Hong Kong, Singapore and Malaysia, the adjusted IFRS operating profit based on longer-term investment returns reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(b)    Unit-linked business including the US variable annuity separate accounts
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(c)     US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (ii):

-    Fair value movements for equity-based derivatives;
-    Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
-    Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
-    A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
-    Related amortisation of deferred acquisition costs for each of the above items.

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business
The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit
The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(d)   Policyholder liabilities that are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of Asia non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns. This ensures assets and liabilities are reflected on a consistent basis.

(e)   Assets backing other shareholder-financed long-term insurance business
Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted IFRS operating profit based on longer-term investment returns for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans
In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

-    Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and
-    The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2019, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of $916 million (2018: $776 million).

For Asia insurance operations, realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

For US insurance operations, Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $3,473 million as at 31 December 2019 (31 December 2018: $2,733 million). The rates of return applied in 2019 ranged from 5.0 per cent to 17.6 per cent (2018: 5.3 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures and associate accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2019, the equity-type securities for non-separate account operations amounted to $1,481 million (31 December 2018: $1,731 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2019	2018
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.7%	6.7% to 7.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.7%	8.7% to 9.2%

Derivative value movements
Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson.

Equity-based derivatives held by Jackson are as discussed above in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(f)    Fund management and other non-insurance businesses
For these businesses, the determination of adjusted IFRS operating profit based on longer-term investment returns reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

B2  Acquisition costs and other expenditure

	2019 $m	2018 $m
Acquisition costs incurred for insurance policies	(4,177)	(4,313)
Acquisition costs deferred less amortisation of acquisition costsnote (i)	2,116	59
Administration costs and other expenditure*	(5,019)	(3,877)
Movements in amounts attributable to external unit holders of consolidated investment funds	(203)	(396)
Total acquisition costs and other expenditure from continuing operations	(7,283)	(8,527)
* The 2018 administration costs and other expenditure included a credit of $0.5 billion for the negative ceding commissions arising from the group payout annuity business reinsurance agreement entered into by Jackson with John Hancock in 2018.

Note
(i)    The credit for acquisition costs deferred less amortisation of those costs of $2,116 million (2018: $59 million) arises in Asia operations of $358 million (2018: $362 million) and in US operations of $1,758 million (2018: a charge of $(303) million) as set out in note C5.2. The credit of $1,758 million for US operations (2018: a charge of $(303) million) comprises additional costs deferred in the year of $807 million (2018: $759 million) driven by higher new business sales and a credit of $951 million (2018: a charge of $(1,062) million) for DAC amortisation, driven by the hedging losses arising in 2019.

B3  Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2019 results:

(a)     Asia insurance operations
In 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations includes a net credit of $142 million (2018: credit of $126 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)     US insurance operations
Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

B4  Tax charge from continuing operations

B4.1  Total tax charge by nature of expense

The total tax charge for continuing operations in the income statement is as follows:

	2019 $m			2018 $m
Tax charge	Current tax	Deferred tax	Total	Total
Attributable to shareholders:
Asia operations	(306)	(162)	(468)	(369)
US operations	(307)	652	345	(340)
Other operations	182	(28)	154	140
Tax (charge) credit attributable to shareholders' returns	(431)	462	31	(569)
Attributable to policyholders:
Asia operations	(130)	(235)	(365)	(107)
Total tax (charge) credit	(561)	227	(334)	(676)

The principal reason for the decrease in the tax charge attributable to shareholders' returns from continuing operations is the increase in the tax credit on US derivative losses which largely offset the tax charge on Asia profits in 2019.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B4.2 below. The tax charge attributable to policyholders of $365 million above is equal to the profit before tax attributable to policyholders of $365 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

In 2019, a tax charge of $709 million (2018: charge of $387 million from continuing operations), principally relating to an increase in the market value on securities of US insurance operations classified as available-for-sale, has been taken through other comprehensive income.

B4.2 Reconciliation of shareholder effective tax rate for continuing operations

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

	2019					2018
	Asia operations	US operations	Other* operations	Total attributable to shareholders	Percentage impact on ETR	Total attributable to shareholders	Percentage impact on ETR
	$m	$m	$m	$m	%	$m	%
Adjusted IFRS operating profit (loss) based on longer-term investment returns	3,276	3,070	(1,036)	5,310		4,409
Non-operating profit (loss)	917	(3,795)	(510)	(3,388)		(959)
Profit (loss) before tax	4,193	(725)	(1,546)	1,922		3,450
Expected tax rate:	20%	21%	19%	20%		22%
Tax at the expected rate	839	(152)	(294)	393	20.4%	759	22.0%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(94)	(29)	(3)	(126)	(6.6)%	(71)	(2.1)%
Deductions not allowable for tax purposes	40	10	5	55	2.9%	69	2.0%
Items related to taxation of life insurance businessesnote (i)	(192)	(125)	-	(317)	(16.5)%	(128)	(3.7)%
Deferred tax adjustments	(28)	(1)	(4)	(33)	(1.7)%	(55)	(1.6)%
Unrecognised tax losses note (ii)	-	-	46	46	2.4%	-	-
Effect of results of joint ventures and associatesnote (iii)	(100)	-	-	(100)	(5.2)%	(83)	(2.4)%
Irrecoverable withholding taxesnote (iv)	-	-	59	59	3.1%	63	1.8%
Other	5	5	3	13	0.7%	9	0.3%
Total	(369)	(140)	106	(403)	(20.9)%	(196)	(5.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	4	(53)	(18)	(67)	(3.5)%	(4)	(0.1)%
Movements in provisions for open tax mattersnote (v)	17	-	(18)	(1)	(0.0%)	10	0.3%
Demerger related activitiesnote (vi)	-	-	76	76	4.1%	-	-
Adjustments in relation to business disposals	(23)	-	(6)	(29)	(1.4)%	-	-
Total	(2)	(53)	34	(21)	(1.1)%	6	0.2%
Total actual tax charge (credit)	468	(345)	(154)	(31)	(1.6)%	569	16.5%
Analysed into:
Tax on adjusted IFRS operating profit (loss) based on longer-term investment returns	436	437	(100)	773		666
Tax on non-operating profit (loss)	32	(782)	(54)	(804)		(97)
Actual tax rate on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns:
Including non-recurring tax reconciling items	13%	14%	10%	15%		15%
Excluding non-recurring tax reconciling items	13%	16%	10%	15%		15% note (vii)
Total profit (loss)	11%	48%	10%	(2)%		16% note (vii)
* Other operations include restructuring costs.

Notes
(i)    The $125 million (2018: $111 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The principal reason for the increase in the Asia operations reconciling items from $17 million in 2018 to $192 million in 2019 reflects an increase in investment gains in Hong Kong which are not taxable due to the taxable profit being computed as 5 per cent of net insurance premiums.
(ii)   The $46 million adverse reconciling item in unrecognised tax losses reflects losses arising after the demerger of the Group's UK and Europe operations where it is unlikely that relief for the losses will be available in future periods.
(iii)  Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(iv)  The $59 million (2018: $63 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.
(v)   The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where, upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group's submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters.

$m
Balance at beginning of year	190
Movements in the current year included in:
Tax charge attributable to shareholders	(1)
Other movements*	9
Balance at end of year	198
* Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

(vi)  The $76 million adverse reconciling items in Demerger related activities relates to non-tax deductible costs incurred in preparation for, or as a result of, the demerger of the Group's UK and Europe operations.
(vii) 2018 actual tax rate of the relevant business operations are shown below:

	2018
	Asia operations	US operations	Other operations	Total attributable to shareholders
Adjusted IFRS operating profit based on longer-term investment returns	14%	16%	14%	15%
Profit before tax	17%	15%	13%	16%

B5  Earnings per share

Accounting principles
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders (after related tax and non-controlling interests) by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated investment funds, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

		2019
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		$m	$m	$m	$m	cents	cents
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		5,310	(773)	(9)	4,528	175.0¢	175.0¢
Short-term fluctuations in investment returns on shareholder-backed business		(3,203)	772	-	(2,431)	(94.0)¢	(94.0)¢
Amortisation of acquisition accounting adjustments		(43)	8	-	(35)	(1.3)¢	(1.3)¢
Loss on disposal of businesses and corporate transactions		(142)	24	-	(118)	(4.6)¢	(4.6)¢
Based on profit for the year from continuing operations		1,922	31	(9)	1,944	75.1¢	75.1¢
Based on (loss) for the year from discontinued operations	D2				(1,161)	(44.8)¢	(44.8)¢
Based on profit for the year					783	30.3¢	30.3¢

		2018
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		$m	$m	$m	$m	cents	cents
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		4,409	(666)	(4)	3,739	145.2¢	145.1¢
Short-term fluctuations in investment returns on shareholder-backed business		(791)	70	-	(721)	(28.0)¢	(28.0)¢
Amortisation of acquisition accounting adjustments		(61)	11	-	(50)	(1.9)¢	(1.9)¢
Loss on disposal of businesses and corporate transactions		(107)	16	-	(91)	(3.6)¢	(3.5)¢
Based on profit for the year from continuing operations		3,450	(569)	(4)	2,877	111.7¢	111.7¢
Based on profit for the year from discontinued operations	D2				1,142	44.3¢	44.3¢
Based on profit for the year					4,019	156.0¢	156.0¢

	Number of shares (in millions)
Weighted average number of shares* for calculation of:	2019	2018
Basic earnings per share	2,587	2,575
Shares under option at end of year	4	5
Shares that would have been issued at fair value on assumed option price	(4)	(4)
Diluted earnings per share	2,587	2,576
* Excluding those held in employee share trusts and consolidated investment funds.

B6  Dividends

B6.1 Demerger dividend in specie of M&G plc

On 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged M&G plc its UK and Europe operations via a dividend in specie. As required by IFRIC 17 'Distributions of Non-cash Assets to Owners', the dividend has been recorded at the fair value of M&G plc being $7,379 million.

B6.2 Other dividends

	2019		2018
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:
First interim ordinary dividend	20.29¢	528	20.55¢	530
Second interim ordinary dividend	25.97¢	675	42.89¢	1,108
Total	46.26¢	1,203	63.44¢	1,638
Dividends paid in reporting year:
Current year first interim ordinary dividend	20.29¢	526	20.55¢	530
Second interim ordinary dividend for prior year	42.89¢	1,108	43.79¢	1,132
Total	63.18¢	1,634	64.34¢	1,662

Dividend per share
The 2019 first interim ordinary dividend of 20.29 cents per ordinary share was paid to eligible shareholders on 26 September 2019.

The second interim ordinary dividend for the year ended 31 December 2019 of 25.97 cents per ordinary share will be paid on 15 May 2020 to shareholders on the UK register on 27 March 2020 (Record Date), and to shareholders on the Hong Kong register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends on 15 May 2020. The second interim ordinary dividend will be paid on or about 22 May 2020 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders).

The Group's 2020 dividend under the new progressive dividend policy will be determined from a 2019 US dollar base of $958 million (36.84 cents per share), equivalent to the circa £750 million previously disclosed in the Circular. This represents the first interim ordinary dividend relating to 2019 of $528 million plus the second interim ordinary dividend of $675 million less the contribution of remittances from the discontinued M&G plc business to the second interim ordinary dividend of $245 million.

Prudential plc now determines and declares its dividends in US dollars, commencing with dividends paid in 2020, including the 2019 second interim dividend. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2020. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 30 April 2020.The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in US dollars. Shareholders holding an interest in Prudential shares through the Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in Singapore dollars at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION NOTES

C1  Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

				31 Dec 2019 $m			31 Dec 2018 $m
		Asia	US	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total	Group total
By operating segment	Note	C2.1	C2.2	note (i)
Assets
Goodwill	C5.1	926	-	43	-	969	2,365
Deferred acquisition costs and other intangible assets	C5.2	5,154	12,264	58	-	17,476	15,185
Reinsurers' share of insurance contract liabilities		5,458	8,394	4	-	13,856	14,193
Other assetsnote (ii)		3,208	5,432	3,339	(2,652)	9,327	14,595
Investment properties		7	7	11	-	25	22,829
Investment in joint ventures and associates accounted for using the equity method		1,500	-	-	-	1,500	2,207
Financial investments		131,499	271,190	1,407	-	404,096	547,522
Assets held for sale		-	-	-	-	-	13,472
Cash and cash equivalents		2,490	1,960	2,515	-	6,965	15,442
Total assets		150,242	299,247	7,377	(2,652)	454,214	647,810

Equity
Shareholders' equity		10,866	8,929	(318)	-	19,477	21,968
Non-controlling interests		155	-	37	-	192	23
Total equity		11,021	8,929	(281)	-	19,669	21,991
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1	115,943	269,549	186	-	385,678	521,286
Unallocated surplus of with-profits funds	C4.1	4,750	-	-	-	4,750	20,180
Core structural borrowings of shareholder-financed businesses	C6.1	-	250	5,344	-	5,594	9,761
Operational borrowings	C6.2	473	1,501	671	-	2,645	6,289
Other liabilities		18,055	19,018	1,457	(2,652)	35,878	54,844
Liabilities held for sale		-	-	-	-	-	13,459
Total liabilities		139,221	290,318	7,658	(2,652)	434,545	625,819
Total equity and liabilities		150,242	299,247	7,377	(2,652)	454,214	647,810

Notes
(i)    Unallocated to a segment includes central operations, the Group's treasury function and Africa operations as per note B1.3.
(ii)   'Other assets' at 31 December 2019 included property, plant and equipment of $1,065 million relating to continuing operations (31 December 2018: $1,795 million, of which $482 million related to continuing operations). On 1 January 2019, $527 million of right-of-use assets was recognised for continuing operations upon adoption of IFRS 16 (see note A3). Movements in the right-of-use assets in 2019 is provided in note C13.

C2  Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1 Asia

		31 Dec 2019 $m							31 Dec 2018 $m
			Total insurance
	Note	With -profits business*	Unit -linked assets and liabilities	Other business	Total	Asset- manage ment	Elimina- tions	Total	Total
Assets
Goodwill		-	-	327	327	599	-	926	634
Deferred acquisition costs and other intangible assets		67	-	5,072	5,139	15	-	5,154	3,741
Reinsurers' share of insurance contract liabilities		152	-	5,306	5,458	-	-	5,458	3,537
Other assets		1,210	237	1,584	3,031	212	(35)	3,208	4,987
Investment properties		-	-	7	7	-	-	7	6
Investment in joint ventures and associates accounted for using the equity method		-	-	1,263	1,263	237	-	1,500	1,262
Financial investments		76,581	24,628	29,982	131,191	308	-	131,499	103,016
Cash and cash equivalents		963	356	1,015	2,334	156	-	2,490	2,789
Total assets		78,973	25,221	44,556	148,750	1,527	(35)	150,242	119,972

Total equity		-	-	9,803	9,803	1,218	-	11,021	8,187
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.2	65,558	23,571	26,814	115,943	-	-	115,943	93,248
Unallocated surplus of with-profits funds	C4.2	4,750	-	-	4,750	-	-	4,750	3,198
Operational borrowings		302	21	123	446	27	-	473	102
Other liabilities		8,363	1,629	7,816	17,808	282	(35)	18,055	15,237
Total liabilities		78,973	25,221	34,753	138,947	309	(35)	139,221	111,785
Total equity and liabilities		78,973	25,221	44,556	148,750	1,527	(35)	150,242	119,972
* The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

C2.2 US

		31 Dec 2019 $m						31 Dec 2018 $m
			Total insurance
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset manage- ment	Elimina- tions	Total	Total
Assets
Goodwill		-	-	-	-	-	-	-
Deferred acquisition costs and other intangible assets		-	12,264	12,264	-	-	12,264	11,140
Reinsurers' share of insurance contract liabilities		-	8,394	8,394	-	-	8,394	8,485
Other assets		-	5,293	5,293	228	(89)	5,432	4,569
Investment properties		-	7	7	-	-	7	8
Financial investments		195,070	76,106	271,176	14	-	271,190	232,955
Cash and cash equivalents		-	1,912	1,912	48	-	1,960	3,827
Total assets		195,070	103,976	299,046	290	(89)	299,247	260,984

Total equity		-	8,923	8,923	6	-	8,929	7,163
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.3	195,070	74,479	269,549	-	-	269,549	236,380
Core structural borrowings of shareholder-financed businesses	C6.1	-	250	250	-	-	250	250
Operational borrowings		-	1,460	1,460	41	-	1,501	418
Other liabilities		-	18,864	18,864	243	(89)	19,018	16,773
Total liabilities		195,070	95,053	290,123	284	(89)	290,318	253,821
Total equity and liabilities		195,070	103,976	299,046	290	(89)	299,247	260,984
C3  Assets and liabilities

C3.1 Group assets and liabilities - measurement

(a)   Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $58,302 million (31 December 2018: $52,025 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2019, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2019 $m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type from continuing operations	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Equity securities and holdings in collective investment schemes	25,850	3,268	254	29,372
Debt securities	40,291	4,485	6	44,782
Other investments (including derivative assets)	57	103	-	160
Derivative liabilities	(137)	(94)	-	(231)
Total financial investments, net of derivative liabilities	66,061	7,762	260	74,083
Percentage of total (%)	90%	10%	0%	100%
Unit-linked and variable annuity separate account
Equity securities and holdings in collective investment schemes	213,797	365	-	214,162
Debt securities	4,036	1,117	-	5,153
Other investments (including derivative assets)	6	4	-	10
Derivative liabilities	(1)	-	-	(1)
Total financial investments, net of derivative liabilities	217,838	1,486	-	219,324
Percentage of total (%)	99%	1%	0%	100%
Non-linked shareholder-backed
Loans	-	-	3,587	3,587
Equity securities and holdings in collective investment schemes	3,638	87	22	3,747
Debt securities	23,600	61,035	-	84,635
Other investments (including derivative assets)	7	1,569	1,301	2,877
Derivative liabilities	(47)	(113)	-	(160)
Total financial investments, net of derivative liabilities	27,198	62,578	4,910	94,686
Percentage of total (%)	29%	66%	5%	100%

Group total analysis, including other financial liabilities held at fair value from continuing operations
Loans	-	-	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	-	(392)
Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	-	(1,011)	-	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	-	-	(3,760)	(3,760)
Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

	31 Dec 2018 $m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	2,168	2,168
Equity securities and holdings in collective investment schemes	66,636	6,937	621	74,194
Debt securities	39,750	62,382	1,033	103,165
Other investments (including derivative assets)	183	4,156	5,508	9,847
Derivative liabilities	(108)	(1,568)	-	(1,676)
Total financial investments, net of derivative liabilities	106,461	71,907	9,330	187,698
Percentage of total (%)	57%	38%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and holdings in collective investment schemes	194,845	643	11	195,499
Debt securities	6,070	12,388	-	18,458
Other investments (including derivative assets)	8	4	8	20
Derivative liabilities	(3)	(4)	-	(7)
Total financial investments, net of derivative liabilities	200,920	13,031	19	213,970
Percentage of total (%)	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	-	3,886	3,886
Equity securities and holdings in collective investment schemes	3,764	3	24	3,791
Debt securities	22,525	78,713	472	101,710
Other investments (including derivative assets)	77	1,602	1,198	2,877
Derivative liabilities	(2)	(2,241)	(539)	(2,782)
Total financial investments, net of derivative liabilities	26,364	78,077	5,041	109,482
Percentage of total (%)	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	-	-	6,054	6,054
Equity securities and holdings in collective investment schemes	265,245	7,583	656	273,484
Debt securities	68,345	153,483	1,505	223,333
Other investments (including derivative assets)	268	5,762	6,714	12,744
Derivative liabilities	(113)	(3,813)	(539)	(4,465)
Total financial investments, net of derivative liabilities	333,745	163,015	14,390	511,150
Investment contract liabilities without discretionary participation features held at fair value	-	(20,446)	-	(20,446)
Borrowings attributable to with-profits businesses	-	-	(2,045)	(2,045)
Net asset value attributable to unit holders of consolidated investment funds	(8,727)	(4,854)	(1,258)	(14,839)
Other financial liabilities held at fair value	-	(3)	(4,335)	(4,338)
Total financial instruments at fair value	325,018	137,712	6,752	469,482
Percentage of total (%)	70%	29%	1%	100%

Analysed as:
Total from continuing operations
With-profits	49,914	5,003	203	55,120
Unit-linked and variable annuity separate account	182,833	(82)	-	182,751
Non-linked shareholder-backed	21,077	55,972	339	77,388
	253,824	60,893	542	315,259
Percentage of total continuing operations (%)	81%	19%	0%	100%

Total from discontinued UK and Europe operations	71,194	76,819	6,210	154,223
Percentage of total discontinued operations (%)	46%	50%	4%	100%

(b)   Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of $66,637 million at 31 December 2019 (31 December 2018: $63,247 million from continuing operations), $8,915 million are valued internally (31 December 2018: $7,462 million from continuing operations). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(c)   Fair value measurements for level 3 fair valued assets and liabilities
Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

At 31 December 2019, the Group held $1,408 million of net financial instruments at fair value within level 3. This represents less than one per cent of the total fair valued financial assets net of financial liabilities.

Included within these net assets and liabilities are policy loans of $3,587 million at 31 December 2019 measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,760 million at 31 December 2019 is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities broadly offset and therefore their movements have minimal impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of $173 million, the level 3 fair valued financial assets net of financial liabilities were a net asset of $1,581 million, which are all externally valued and comprise the following:

-      Other financial investments of $1,301 million consisting primarily of private equity limited partnerships held by Jackson, which are externally valued in accordance with International Private Equity and Venture Capital Association guidelines using management information available for these investments;
-      Equity securities and holdings in collective investment schemes of $276 million consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities; and
-      Other sundry individual financial instruments of a net asset of $4 million.

Of the net asset of $1,581 million referred to above:

-      A net asset of $258 million is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and

-      A net asset of $1,323 million is held to support non-linked shareholder-backed business. All of these instruments are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity limited partnerships held by Jackson as described above. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be $132 million, which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

(d)   Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2019, the transfers between levels within the Group's portfolio, excluding those held by the discontinued UK and Europe operations, were primarily transfers from level 1 to level 2 of $678 million and transfers from level 2 to level 1 of $1,121 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were no transfers, excluding those related to the discontinued UK and Europe operations, into and out of level 3 in the year.

C3.2     Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2(b) below, which primarily relate to US insurance operations, the Group's debt securities are carried at fair value through profit or loss.

(a)   Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant (as shown in 'Other' in the tables below). In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2019 $m
						Other
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	(including NAIC rated)	Total
Asia:
With-profits	5,205	21,911	5,863	5,874	2,382	3,547	44,782
Unit-linked	770	135	674	2,074	522	978	5,153
Non-linked shareholder-backed	1,611	6,050	6,293	4,639	3,749	2,304	24,646
Asset management	14	-	112	-	-	3	129
US:
Non-linked shareholder-backed	1,154	10,300	15,229	18,489	1,995	11,361	58,528
Other operations	-	1,211	-	-	55	66	1,332
Total debt securities	8,754	39,607	28,171	31,076	8,703	18,259	134,570

	31 Dec 2018 $m
						Other
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	(including NAIC rated)	Total
Asia:
With-profits	3,659	15,766	5,275	4,788	2,225	2,934	34,647
Unit-linked	1,040	127	627	1,822	542	912	5,070
Non-linked shareholder-backed	1,317	4,524	4,734	3,738	2,805	1,455	18,573
Asset management	14	-	76	-	-	-	90
US:
Non-linked shareholder-backed	864	9,403	13,100	18,667	1,820	9,120	52,974
Other operations	788	1,387	193	52	62	24	2,506
Total continuing operations	7,682	31,207	24,005	29,067	7,454	14,445	113,860
Total discontinued UK and Europe operations	13,931	23,185	23,746	25,126	4,387	19,098	109,473
Total debt securities	21,613	54,392	47,751	54,193	11,841	33,543	223,333

The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

Credit ratings for securities classified as 'Other'
Securities for continuing operations with credit ratings classified as 'Other' can be further analysed as follows for Asia and US non-linked shareholder-backed.

Asia	31 Dec 2019 $m	31 Dec 2018 $m
Government bonds*	323	46
Corporate bonds rated by local external rating agencies
AAA	184	239
AA+ to AA-	958	702
A+ to A-	345	241
BBB+ to BBB-	91	39
Below BBB- and unrated	32	25
	1,610	1,246
Other (asset-backed securities)†	371	163
Total Asia	2,304	1,455
* 99.7 per cent are investment grade (2018: 92 per cent).
†  Primarily unrated.

	31 Dec 2019 $m			31 Dec 2018 $m
US	Mortgage -backed securities	Other securities	Total	Total
Implicit ratings based on NAIC valuations*
NAIC 1	3,367	4,430	7,797	6,376
NAIC 2	1	3,470	3,471	2,697
NAIC 3-6	2	91	93	47
Total US†	3,370	7,991	11,361	9,120
* The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
† Mortgage-backed securities totalling $3,180 million at 31 December 2019 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling $7,900 million at 31 December 2019 with NAIC ratings 1 or 2 are also designated as investment grade.

(b)   Additional analysis of US insurance operations debt securities

	31 Dec 2019 $m	31 Dec 2018 $m
Corporate and government security and commercial loans:
Government	7,890	6,960
Publicly traded and SEC Rule 144A securities*	34,781	33,363
Non-SEC Rule 144A securities	9,842	8,061
Asset-backed securities (see note (c))	6,015	4,590
Total US debt securities†	58,528	52,974
* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
† Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2019 $m	31 Dec 2018 $m
Available-for-sale	57,091	52,025
Fair value through profit and loss	1,437	949
	58,528	52,974

Movements in unrealised gains and losses on Jackson available-for-sale securities
The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of $527 million to a net unrealised gain of $3,496 million as analysed in the table below.

	31 Dec 2019		31 Dec 2018
		Changes in unrealised appreciation reflected in other comprehensive income
	$m	$m	$m
Assets fair valued at below book value
Book value*	3,121		32,260
Unrealised gain (loss)	(27)	1,151	(1,178)
Fair value (as included in statement of financial position)	3,094		31,082
Assets fair valued at or above book value
Book value*	50,474		20,292
Unrealised gain (loss)	3,523	2,872	651
Fair value (as included in statement of financial position)	53,997		20,943
Total
Book value*	53,595		52,552
Net unrealised gain (loss)	3,496	4,023	(527)
Fair value (as included in the footnote above in the overview table and the statement of financial position)	57,091		52,025
* Book value represents cost or amortised cost of the debt securities.

Jackson debt securities classified as available-for-sale in an unrealised loss position
(i)    Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2019 $m		31 Dec 2018 $m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	3,083	(25)	30,136	(1,030)
Between 80% and 90%	11	(2)	900	(132)
Below 80%	-	-	46	(16)
Total	3,094	(27)	31,082	(1,178)

(ii)   Unrealised losses by maturity of security

	31 Dec 2019 $m	31 Dec 2018 $m
1 year to 5 years	(1)	(92)
5 years to 10 years	(12)	(555)
More than 10 years	(7)	(474)
Mortgage-backed and other debt securities	(7)	(57)
Total	(27)	(1,178)

(iii)  Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2019 $m			31 Dec 2018 $m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total
Less than 6 months	(1)	(20)	(21)	(26)	(179)	(205)
6 months to 1 year	(1)	(1)	(2)	(28)	(560)	(588)
1 year to 2 years	-	(1)	(1)	(13)	(181)	(194)
2 years to 3 years	-	(1)	(1)	-	(157)	(157)
More than 3 years	-	(2)	(2)	(2)	(32)	(34)
Total	(2)	(25)	(27)	(69)	(1,109)	(1,178)
* For Standard and Poor, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	31 Dec 2019 $m		31 Dec 2018 $m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	-	-	41	(13)
3 months to 6 months	-	-	2	(1)
More than 6 months	-	-	3	(2)
Total below 80%	-	-	46	(16)

(c)   Asset-backed securities
The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, as at 31 December 2019 are as follows:

	31 Dec 2019 $m	31 Dec 2018 $m
Asia operations:note (i)
Shareholder-backed business	189	154
With-profits business	369	299
US operationsnote (ii)	6,015	4,590
Other operations	-	566
Total for continuing operations	6,573	5,609
Total for discontinued UK and Europe operations	-	8,503
Group total	6,573	14,112

Notes
(i)    Of the Asia operations' exposure to asset-backed securities for the shareholder-backed business and with-profits business at 31 December 2019, 100 per cent (31 December 2018: 99.8 per cent) are investment grade.
(ii)   US operations' exposure to asset-backed securities comprises:

	31 Dec 2019 $m	31 Dec 2018 $m
RMBS
Sub-prime (31 Dec 2019: 2% AAA, 3% AA, 3% A)	93	122
Alt-A (31 Dec 2019: 51% A)	116	134
Prime including agency (2019: 23% AAA, 61% AA, 10% A)	862	562
CMBS (31 Dec 2019: 76% AAA, 16% AA, 4% A)	3,080	2,477
CDO funds (31 Dec 2019: 46% AAA, 38% AA, 16% A), including $nil exposure to sub-prime	696	17
Other ABS (31 Dec 2019: 16% AAA, 11% AA, 54% A), including $84 million exposure to sub-prime	1,168	1,278
Total (31 Dec 2019: 50% AAA, 24% AA, 17% A)	6,015	4,590

(d)    Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities are analysed below. The tables exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables below exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to sovereign debts

	31 Dec 2019 $m		31 Dec 2018 $m
	Shareholder-backed business*	With-profits funds	Shareholder-backed business	With-profits funds
Eurozone	-	-	481	560
United Kingdom	615	-	4,109	3,837
United States	9,526	20,338	7,192	15,102
Indonesia	420	-	359	-
Singapore	230	3,514	209	2,112
Thailand	1,416	-	1,173	-
Vietnam	2,900	-	2,383	-
Other Asia	2,722	562	2,266	1,103
Other	143	32	159	282
Total	17,972	24,446	18,331	22,996
Analysed as:
Total from continuing operations			14,848	16,740
Total from discontinued UK and Europe operations			3,483	6,256
			18,331	22,996
* Includes $1.4 billion of sovereign debt held by the Group's treasury function, Africa operations and asset management operations.

Exposure to bank debt securities

	31 Dec 2019 $m					31 Dec 2018 $m
	Senior debt	Subordinated debt
Shareholder-backed business	Total	Tier 1	Tier 2	Total	Total	Total
Eurozone	310	-	27	27	337	608
United Kingdom	568	17	138	155	723	1,714
United States	3,084	7	43	50	3,134	3,397
Asia	439	165	389	554	993	754
Other	516	-	131	131	647	821
Total	4,917	189	728	917	5,834	7,294
Analysed as:
Total from continuing operations						5,910
Total from discontinued UK and Europe operations						1,384
						7,294

With-profits funds
Eurozone	29	-	102	102	131	1,243
United Kingdom	41	3	111	114	155	2,794
United States	30	1	3	4	34	3,477
Asia	307	479	344	823	1,130	1,293
Other	73	-	211	211	284	2,305
Total	480	483	771	1,254	1,734	11,112

Analysed as:
Total from continuing operations						1,639
Total from discontinued UK and Europe operations						9,473
						11,112

C3.3 Loans portfolio

(a)   Overview of loans portfolio
Loans are principally accounted for at amortised cost, net of impairment except for certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	31 Dec 2019 $m				31 Dec 2018 $m
	Mortgage loans	Policy loans	Other loans	Total	Mortgage loans	Policy loans	Other loans	Total
	note (i)	note (ii)			note (i)	note (ii)
Asia
With-profits	-	1,089	374	1,463	-	926	83	1,009
Non-linked shareholder-backed	165	316	19	500	199	288	259	746
US
Non-linked shareholder-backed	9,904	4,707	-	14,611	9,406	4,688	-	14,094
Other operations	-	9	-	9	-	-	-	-
Total continuing operations	10,069	6,121	393	16,583	9,605	5,902	342	15,849
Total discontinued UK and Europe operations					5,241	4	1,844	7,089
Total Group					14,846	5,906	2,186	22,938

Notes
(i)    All mortgage loans are secured by properties.
(ii)   In the US, $3,587 million of policy loans held at 31 December 2019 (31 December 2018: $3,544 million) are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

(b)   Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $19.3 million (31 December 2018: $17.8 million). The portfolio has a current estimated average loan to value of 54 per cent (31 December 2018: 53 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured for both years shown.

C4  Policyholder liabilities and unallocated surplus
The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1 Group overview
(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits fundsnotes (a), (b)

	Asia	US	Discontinued UK and Europe operations	Total
	$m	$m	$m	$m
	note C4.2	note C4.3
Balance at 1 January 2018	99,890	244,483	244,946	589,319
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (c)
(excludes $43 million classified as unallocated to a segment)	85,089	244,483	226,715	556,287
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,700	-	18,231	22,931
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	10,101	-	-	10,101
Reclassification of reinsured UK annuity contracts as held for sale	-	-	(14,689)	(14,689)
Net flows:
Premiums	17,607	18,613	18,707	54,927
Surrenders	(3,729)	(16,211)	(9,053)	(28,993)
Maturities/deaths	(2,641)	(2,687)	(9,074)	(14,402)
Net flows	11,237	(285)	580	11,532
Addition for closed block of group payout annuities in the US	-	5,532	-	5,532
Shareholders' transfers post-tax	(87)	-	(346)	(433)
Investment-related items and other movements	(3,718)	(13,350)	(7,318)	(24,386)
Foreign exchange translation differences	(1,914)	-	(13,171)	(15,085)
Balance at 31 December 2018/1 January 2019	105,408	236,380	210,002	551,790
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (c)
(excludes $50 million classified as unallocated to a segment)	91,836	236,380	193,020	521,236
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	16,982	20,180
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	10,374	-	-	10,374
Demerger of UK and Europe operations	-	-	(210,002)	(210,002)
Net flows:
Premiums	20,094	20,976	-	41,070
Surrenders	(4,156)	(17,342)	-	(21,498)
Maturities/deaths	(2,800)	(3,387)	-	(6,187)
Net flows	13,138	247	-	13,385
Shareholders' transfers post-tax	(99)	-	-	(99)
Investment-related items and other movements	12,824	32,922	-	45,746
Foreign exchange translation differences	1,299	-	-	1,299
Balance at 31 December 2019	132,570	269,549	-	402,119
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	115,943	269,549	-	385,492
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	-	4,750
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	11,877	-	-	11,877
Average policyholder liability balancesnote (e)
2019	115,015	252,965	n/a	367,980
2018	98,698	239,049	213,492	551,239

Notes
(a)   The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.
(b)   The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities and deaths) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder.
(c)   The policyholder liabilities of the Asia insurance operations at 31 December 2018 of $91,836 million were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations of $1,412 million to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger. Including this amount, total Asia policyholder liabilities at 31 December 2018 were $93,248 million.
(d)   The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.
(e)   Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)   Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia	US	Discontinued UK and Europe operations	Total
	$m	$m	$m	$m
Balance at 1 January 2018	50,598	244,483	76,254	371,335
Reclassification of reinsured UK annuity contracts as held for sale	-	-	(14,689)	(14,689)
Net flows:
Premiums	9,015	18,613	1,984	29,612
Surrenders	(3,278)	(16,211)	(2,692)	(22,181)
Maturities/deaths	(1,396)	(2,687)	(2,996)	(7,079)
Net flowsnote	4,341	(285)	(3,704)	352
Addition for closed block of group payout annuities in the US	-	5,532	-	5,532
Investment-related items and other movements	(1,608)	(13,350)	(2,637)	(17,595)
Foreign exchange translation differences	(1,626)	-	(3,313)	(4,939)
Balance at 31 December 2018/1 January 2019	51,705	236,380	51,911	339,996
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $50 million classified as unallocated to a segment)	41,331	236,380	51,911	329,622
- Group's share of policyholder liabilities relating to joint ventures and associate	10,374	-	-	10,374
Demerger of UK and Europe operations	-	-	(51,911)	(51,911)
Net flows:
Premiums	10,372	20,976	-	31,348
Surrenders	(3,610)	(17,342)	-	(20,952)
Maturities/deaths	(1,168)	(3,387)	-	(4,555)
Net flowsnote	5,594	247	-	5,841
Investment-related items and other movements	4,186	32,922	-	37,108
Foreign exchange translation differences	777	-	-	777
Balance at 31 December 2019	62,262	269,549	-	331,811
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	50,385	269,549	-	319,934
- Group's share of policyholder liabilities relating to joint ventures and associate	11,877	-	-	11,877

Note
Including net flows of the Group's insurance joint ventures and associate.

C4.2   Asia insurance operations

(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed business
	With-profits business	Unit-linked liabilities	Other business	Total
	$m	$m	$m	$m
Balance at 1 January 2018	49,292	27,093	23,505	99,890
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	44,592	22,001	18,496	85,089
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,700	-	-	4,700
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,092	5,009	10,101
Premiums
New business	1,542	1,904	1,449	4,895
In-force	7,050	2,359	3,303	12,712
	8,592	4,263	4,752	17,607
Surrendersnote (b)	(451)	(2,542)	(736)	(3,729)
Maturities/deaths	(1,245)	(187)	(1,209)	(2,641)
Net flows	6,896	1,534	2,807	11,237
Shareholders' transfers post-tax	(87)	-	-	(87)
Investment-related items and other movementsnote (c)	(2,110)	(1,903)	295	(3,718)
Foreign exchange translation differencesnote (d)	(288)	(1,020)	(606)	(1,914)
Balance at 31 December 2018/1 January 2019	53,703	25,704	26,001	105,408
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	-	3,198
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	4,858	5,516	10,374
Premiums
New business	1,611	1,837	2,419	5,867
In-force	8,111	2,361	3,755	14,227
	9,722	4,198	6,174	20,094
Surrendersnote (b)	(546)	(2,929)	(681)	(4,156)
Maturities/deaths	(1,632)	(149)	(1,019)	(2,800)
Net flows	7,544	1,120	4,474	13,138
Shareholders' transfers post-tax	(99)	-	-	(99)
Investment-related items and other movementsnote (c)	8,638	1,663	2,523	12,824
Foreign exchange translation differencesnote (d)	522	363	414	1,299
Balance at 31 December 2019	70,308	28,850	33,412	132,570
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	-	4,750
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,279	6,598	11,877
Average policyholder liability balancesnote (e)
2019	58,032	27,277	29,706	115,015
2018	47,548	26,398	24,752	98,698

Notes
(a)   The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.
(b)   The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 7.0 per cent in 2019 (2018: 6.6 per cent).
(c)   Investment-related items and other movements in 2019 primarily represent equity market gains from the with-profits business and effects from lower interest rates.
(d)   Movements in the year have been translated at the average exchange rates for the year ended 31 December 2019. The closing balance has been translated at the closing spot rates as at 31 December 2019. Differences upon retranslation are included in foreign exchange translation differences.
(e)   Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)     Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2019 $m	31 Dec 2018 $m
Policyholder liabilities	115,943	91,836

Expected maturity:	31 Dec 2019%	31 Dec 2018%
0 to 5 years	18	20
5 to 10 years	18	19
10 to 15 years	15	15
15 to 20 years	13	12
20 to 25 years	11	10
Over 25 years	25	24

C4.3   US insurance operations

(i)    Analysis of movements in policyholder liabilities

	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total
	$m	$m	$m
Balance at 1 January 2018	176,578	67,905	244,483
Premiums	14,646	3,967	18,613
Surrenders	(11,746)	(4,465)	(16,211)
Maturities/deaths	(1,449)	(1,238)	(2,687)
Net flows	1,451	(1,736)	(285)
Addition for closed block of group payout annuities in the US	-	5,532	5,532
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements	(15,436)	2,086	(13,350)
Balance at 31 December 2018/1 January 2019	163,301	73,079	236,380
Premiums	12,776	8,200	20,976
Surrenders	(12,767)	(4,575)	(17,342)
Maturities/deaths	(1,564)	(1,823)	(3,387)
Net flowsnote (a)	(1,555)	1,802	247
Transfers from general to separate account	951	(951)	-
Investment-related items and other movementsnote (b)	32,373	549	32,922
Balance at 31 December 2019	195,070	74,479	269,549
Average policyholder liability balancesnote (c)
2019	179,186	73,779	252,965
2018	169,940	69,109	239,049

Notes
(a)   Net inflows in 2019 are $247 million with new inflows into fixed annuity, fixed index annuity and the general account exceeding withdrawals and surrenders on this business, partially offset by net outflows from variable annuity business as the portfolio matures.
(b)   Positive investment-related items and other movements largely represent positive separate account returns following the increase in the US equity market in the year and asset gains arising from declining bond yields.
(c)   Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year.

(ii)     Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis at the balance sheet date:

	31 Dec 2019			31 Dec 2018
	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total
	$m	$m	$m	$m	$m	$m
Policyholder liabilities	195,070	74,479	269,549	163,301	73,079	236,380

Expected maturity:	%	%	%	%	%	%
0 to 5 years	41	45	42	40	51	43
5 to 10 years	27	27	27	28	24	27
10 to 15 years	16	13	15	16	12	15
15 to 20 years	9	8	9	9	7	8
20 to 25 years	4	4	4	4	3	4
Over 25 years	3	3	3	3	3	3

C5  Intangible assets

C5.1 Goodwill

Goodwill shown on the consolidated statement of financial position at 31 December 2019 is wholly attributable to shareholders and represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	31 Dec 2019 $m	31 Dec 2018 $m
Carrying value at beginning of year	2,365	2,005
Demerger of UK and Europe operations	(1,731)	-
Additions in the year	299	503
Disposals/reclassifications to held for sale	-	(13)
Exchange differences	36	(130)
Carrying value at end of year	969	2,365

C5.2 Deferred acquisition costs and other intangible assets

	31 Dec 2019 $m	31 Dec 2018 $m
Deferred acquisition costs and other intangible assets attributable to shareholders
From continuing operations	17,409	14,865
From discontinued operations	-	143
Total	17,409	15,008
Other intangible assets, including computer software, attributable to with-profits funds
From continuing operations	67	71
From discontinued operations	-	106
Total	67	177
Total of deferred acquisition costs and other intangible assets	17,476	15,185

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	31 Dec 2019 $m	31 Dec 2018 $m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	14,206	12,758
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	33	99
Deferred acquisition costs related to insurance and investment contracts	14,239	12,857
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	38	43
Distribution rights and other intangibles	3,132	2,108
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	3,170	2,151
Total of deferred acquisition costs and other intangible assetsnote (a)	17,409	15,008

Notes
(a)   Total deferred acquisition costs and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	31 Dec 2019 $m					31 Dec 2018 $m
	Deferred acquisition costs
	Asia insurance	US insurance*	Discontinued UK and Europe operations	PVIF and other intangibles†	Total	Total
		note (b)
Balance at 1 January	1,610	11,113	134	2,151	15,008	14,700
Demerger of UK and Europe operations	-	-	(134)	(9)	(143)	-
Additions‡	615	807	-	1,179	2,601	1,666
Amortisation to the income statement:
Adjusted IFRS operating profit based on longer-term investment returns	(257)	(297)	-	(238)	(792)	(1,370)
Non-operating profit (loss)	-	1,248	-	(5)	1,243	(156)
	(257)	951	-	(243)	451	(1,526)
Disposals and transfers	-	-	-	(11)	(11)	(19)
Exchange differences and other movements	31	-	-	103	134	(141)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	-	(631)	-	-	(631)	328
Balance at 31 December	1,999	12,240	-	3,170	17,409	15,008
* Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2018: 7.4 per cent), gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumption impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.
†   PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $51 million, amortisation of $(33) million, disposals of $5 million, foreign exchange of $2 million and closing balance at 31 December 2019 of $85 million (31 December 2018: $70 million for continuing operations).
‡   In January 2019, the Group renewed its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010, to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets of Singapore, Malaysia, Thailand and Indonesia. As part of this transaction, Prudential has agreed to pay UOB an initial fee of $853 million (equivalent to SGD1,150 million) for distribution rights which are not dependent on future sales volumes. Of the $853 million, $301 million was paid in 2019, with another two instalments being payable in 2020 and 2021. After allowing for discounting, the amount included in additions in the table above is $834 million.

(b)     The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	31 Dec 2019 $m	31 Dec 2018 $m
Variable annuity business	12,406	10,796
Other business	529	381
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(695)	(64)
Total DAC for US operations	12,240	11,113
*     A loss of $(631) million (2018: a gain of $328 million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the positive unrealised valuation movement of $4,023 million (2018: negative unrealised valuation movement of $(2,159) million). These adjustments reflect the movement from year to year, in the changes to the pattern of reported gross profit that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2019, the cumulative shadow DAC balance as shown in the table above was negative $(695) million (31 December 2018: negative $(64) million).

(c)   Sensitivity of US DAC amortisation charge
The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

-  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

-  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2019, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns was determined after including a credit for decelerated amortisation of $280 million (2018: $259 million charge for acceleration). The deceleration arising in 2019 reflects a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that, in combination with the actual rates of return for the preceding three years (including the current year), the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The deceleration in DAC amortisation in 2019 is primarily driven by the actual separate account return in the year being higher than that assumed.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2019, it would take approximate movements in separate account values of more than either negative 26 per cent or positive 49 per cent for mean reversion assumption to move outside the corridor.

C6  Borrowings

C6.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2019 $m	31 Dec 2018 $m
Central operations:
Subordinated debt substituted to M&G plc in 2019:
£600m 5.56% (30 Jun and 31 Dec 2018: 5.0%) Notes 2055note (i)	-	753
£700m 6.34% (30 Jun and 31 Dec 2018: 5.7%) Notes 2063note (i)	-	886
£750m 5.625% Notes 2051	-	947
£500m 6.25% Notes 2068	-	634
US$500m 6.5% Notes 2048	-	498
Total subordinated debt substituted to M&G plc in 2019note (ii)	-	3,718
Subordinated and other debt not substituted to M&G plc:
US$250m 6.75% Notesnote (iii)	250	250
US$300m 6.5% Notesnote (iii)	300	299
Perpetual Subordinated Capital Securities	550	549
US$700m 5.25% Notes	700	700
US$1,000m 5.25% Notes	996	993
US$725m 4.375% Notes	721	720
US$750m 4.875% Notes	744	743
Perpetual Subordinated Capital Securities	3,161	3,156
€20m Medium Term Notes 2023	22	23
£435m 6.125% Notes 2031	571	549
£400m 11.375% Notes 2039note (iv)	-	508
Subordinated notes	593	1,080
Subordinated debt total	4,304	4,785
Senior debt:note (v)
£300m 6.875% Bonds 2023	392	375
£250m 5.875% Bonds 2029	298	283
Bank loansnote (vi)
$350m Loan 2024	350	-
£275m Loan 2022	-	350
Total debt not substituted to M&G plc in 2019	5,344	5,793
Total central operations	5,344	9,511
Jackson US$250m 8.15% Surplus Notes 2027note (vii)	250	250
Total core structural borrowings of shareholder-financed businessesnote (viii)	5,594	9,761

Notes
(i)    In 2019, the Group agreed with the holders of these two subordinated debt instruments that, in return for an increase in the coupon of the two instruments and upfront fees totalling $182 million for both instruments, they would permit the substitution of M&G plc as the issuer of the instruments, together with other modifications of terms to ensure the debt meet the requirements of Solvency II. In accordance with IAS 39, this has been accounted for as an extinguishment of the old debt and the issuance of new debt, recognised at fair value. The debt was substituted to M&G plc in October 2019. The $182 million of upfront fees have been paid by Prudential plc and have been treated as a non-operating expense from continuing operations.
(ii)   In 2019, Prudential plc transferred subordinated debt to M&G plc as part of the demerger. In addition to the subordinated debt held at 31 December 2018 as shown in the table above, the debt transferred included the further £300 million 3.875 per cent subordinated debt raised in July 2019
(iii)  These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(iv)  In May 2019, the Company redeemed its £400 million 11.375 per cent Tier 2 subordinated notes.
(v)   The senior debt ranks above subordinated debt in the event of liquidation.
(vi)  The bank loan of $350 million was drawn in November 2019 at a cost of LIBOR plus 0.2 per cent. The loan matures on 7 November 2024. The £275 million bank loan was repaid by the Group in October 2019.
(vii) Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.
(viii)        The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group (including both continuing and discontinued operations) are analysed below:

	Cash movements $m				Non-cash movements $m
	Balance at beginning of year	Issue of debt	Redemption of debt	Payment for change to terms of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at end of year
2019	9,761	367	(504)	(182)	298	(4,161)	15	5,594
2018	8,496	2,079	(553)	(44)	(232)	-	15	9,761

Ratings
Prudential plc has debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A2 by Moody's, A by Standard & Poor's and A- by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA- by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd.'s (Prudential Singapore) financial strength is rated AA- by Standard & Poor's.

All the Group's ratings are on a stable outlook.

C6.2 Operational borrowings

	31 Dec 2019 $m	31 Dec 2018 $m
Borrowings in respect of short-term fixed income securities programmes - commercial paper	520	601
Lease liabilities under IFRS 16note (a)	371	-
Non-recourse borrowings of consolidated investment fundsnote (b)	1,045	448
Other borrowingsnote (c)	406	222
Operational borrowings attributable to shareholder-financed businesses	2,342	1,271

Non-recourse borrowings of consolidated investment fundsnote (b)	-	2,153
Lease liabilities under IFRS 16note (a)	259	-
Other borrowings	44	2,865
Operational borrowings attributable to with-profits businessesnote (d)	303	5,018

Total operational borrowings	2,645	6,289
Analysed as:
Total from continuing operations		1,160
Total from discontinued UK and Europe operations		5,129
		6,289

Notes
(a)   The Group adopted IFRS 16 that replaces IAS 17 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated (as described in note A3). Further details on the Group's IFRS 16 adoption and operating leases are provided in notes A3.
(b)   In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.
(c)   Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(d)   Operational borrowings attributable to with-profits businesses at 31 December 2018 were mainly attributable to the discontinued UK and Europe operations ($4,994 million) held in consolidated investment fund.

C7  Risk and sensitivity analysis

C7.1 Group overview

The Group's risk framework and the management of the risk, including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the 'Group Chief Risk and Compliance Officer's Report on the risks facing our business and how these are managed'.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how these are managed are discussed in the Risk report referred to above.

The most significant items that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)
All business				Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features and meeting contractual accumulation requirements		Minimal lapse risk
Fixed index annuities, Fixed annuities and GIC business
Credit risk and interest rate risk on investments
Profit and loss and
shareholders' equity are
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39
		Interest rate risk on liabilities (meeting guaranteed rates of accumulation on fixed annuity products)	Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3 and C7.4. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the hedge positions within Jackson, where equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

The published sensitivities only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts. In this case management could also take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Following the adoption of US dollar as the Group's presentation currency, the Group has no exposure to currency fluctuation from business units that operate in US dollars, or currencies pegged to the US dollar (such as Hong Kong dollars), and reduced exposure to currencies partially managed to the US dollar within a basket of currencies (such as Singapore dollars). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

Impact of diversification on risk exposure
The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. Relevant correlation factors include:

-   Correlation across geographic regions for both financial and non-financial risk factors; and
-   Correlation across risk factors for longevity risk, expenses, persistency and other risks.

Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential's view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

C7.2 Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Shareholder exposure to market risk on these products is muted given the shareholders share this risk with the policyholders through its joint participation in with-profits funds results or through fees that vary with the size of the unit-linked funds. Non-participating business is largely backed by debt securities or deposits, which means that value of its assets fluctuate with interest rates. Depending on the reserving basis in the business unit, this may be offset by a consequential change in insurance liabilities as discount rates change accordingly. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels.

Asia also sells regular premium health and protection business (which may attach to a unit-linked or other savings products). This exposes Asia to persistency, mortality and morbidity risk. This is discussed further below.

In summary, for Asia operations, the adjusted IFRS operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency and other insurance risks. At the total IFRS profit level, the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business offset by the impact of changing interest rates on the discount rate used to determine insurance liabilities.

(i)    Sensitivity to interest rate risk
Excluding with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates, as described above.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the regions. At 31 December 2019, 10-year government bond rates vary from region to region and range from 0.7 per cent to 7.2 per cent (31 December 2018: 0.9 per cent to 8.1 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all local business units (subject to a floor of zero).

The estimated sensitivity to the decrease and increase in interest rates is as follows:

	2019 $m		2018 $m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	(705)	(744)	397	(430)
Related deferred tax (where applicable)	3	26	(19)	33
Net effect on profit after tax and shareholders' equity	(702)	(718)	378	(397)

The pre-tax impacts, if they arose, would mostly be recorded within short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit. For example, for businesses applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements. Further, the level of options and guarantees in the products written in the particular business unit will also affect the degree of sensitivity to interest rate movements. The direction of the sensitivity of the Asia operations as a whole in a given year can also be affected by a change in the geographical mix.

In addition, the degree of sensitivity of the results is dependent on the interest rate level at that point of time.

At 31 December 2018 the sensitivities were dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to increase in value as interest rates fall to a greater extent than the offsetting increase in liabilities (and vice versa if rates rise). This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. This feature remains for most local business units at 31 December 2019 and is evident in the 'increase of 1%' sensitivity. The 'decrease of 1%' sensitivity at 31 December 2019 reflects that some local business units' liabilities become more sensitive at lower interest rates and the fluctuations in liabilities begin to exceed asset gains. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

(ii)   Sensitivity to equity price risk
The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2019: $3,480 million; 31 December 2018: $2,740 million). The increase in 2019 reflects higher equity markets and business growth. Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds).

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group's joint venture and associate businesses), which would be reflected in short-term fluctuations in investment returns of the Group's segmental analysis of profit before tax, is as follows:

	2019 $m		2018 $m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Profit before tax attributable to shareholders	(864)	(432)	(709)	(355)
Related deferred tax (where applicable)	48	24	21	10
Net effect on profit after tax and shareholders' equity	(816)	(408)	(688)	(345)

A 10 or 20 per cent increase in equity and property values would have an approximately equal and opposite net effect on profit and shareholders' equity to the sensitivities shown above. The impacts at 31 December 2019 are similar to those at 31 December 2018, and reflect the growth in the business.

(iii)  Sensitivity to insurance risk
In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis in Asia is such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units in Asia are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would decrease by approximately $77 million (2018: $73 million). Weakening these assumptions by 5 per cent would have a similar equal and opposite impact.

C7.3 US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
Jackson's reported adjusted IFRS operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson's main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks		Risk of loss
Equity risk	-	Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
	-	Related to meeting contractual accumulation requirements in fixed index annuity contracts.
Interest rate risk	-	Related to meeting guaranteed rates of accumulation on fixed annuity and interest sensitive life products following a sustained fall in interest rates;
-
Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;

-
Related to the surrender value guarantee features attached to the Company's fixed annuity and interest sensitive life products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and

	-	The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

A prolonged low interest rate environment may result in a lengthening of maturities of the fixed annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk. The majority of Jackson's fixed annuities, variable annuity fixed account options and life products were designed with contractual provisions that allow crediting rates to be re-set annually, subject to minimum crediting rate guarantees.

Jackson's derivative programme, which is described in note C3.4(b), is used to manage the economic interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

(i)    Sensitivity to equity risk
Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 Dec 2019	Minimum return‡	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
	%	$m	$m	Years	Years
Return of net deposits plus a minimum return
GMDB	0-6%	150,576	2,477	66.9 years
GMWB - premium only	0%	2,753	16
GMWB*	0-5%‡	257	14
GMAB - premium only	0%	37	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		12,547	69	67.7 years
GMWB - highest anniversary only		3,232	51
GMWB*		698	52
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	8,159	687	70.0 years
GMIB†	0-6%	1,688	616		0.5 years
GMWB*	0-8%‡	140,529	7,160

31 Dec 2018	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
	%	$m	$m	Years	Years
Return of net deposits plus a minimum return
GMDB	0-6%	125,644	5,652	66.5 years
GMWB - premium only	0%	2,450	80
GMWB*	0-5%‡	251	25
GMAB - premium only	0%	34	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		10,865	1,418	67.1 years
GMWB - highest anniversary only		2,827	400
GMWB*		682	113
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	6,947	1,550	69.5 years
GMIB†	0-6%	1,599	825		0.1 years
GMWB*	0-8%‡	116,902	21,442
* Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).
†  The GMIB guarantees are substantially reinsured.
‡ Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years. The "Combination GMWB" category also includes benefits with a defined increase in the withdrawal percentage under pre-defined non-market conditions.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2019 $m	31 Dec 2018 $m
Equity	121,520	99,834
Bond	19,341	17,705
Balanced	30,308	25,349
Money market	956	1,049
Total	172,125	143,937

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and the variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. The hedging programme does not aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in 2019.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

Sensitivity to equity risk - Jackson	2019 $m				2018 $m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Profit before tax (net of related changes in amortisation of DAC)	964	256	1,848	770	1,347	544	74	(159)
Related deferred tax	(202)	(54)	(388)	(162)	(282)	(115)	(15)	33
Net effect on profit after tax and shareholders' equity*	762	202	1,460	608	1,065	429	59	(126)
* The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. The sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above sensitivities assume instantaneous market movements while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2019 and 2018 respectively. The impacts shown under a decrease in equity markets reflect the mismatch discussed in note B1.2(ii)(a), with the gains on equity derivatives exceeding the increase in IFRS liabilities given the measurement basis applied. Following the equity market gains during 2019, the equity call options held at 31 December 2019 act to limit losses on equity derivatives under equity market increases. If equity markets therefore increase the main effect is a reduction in liabilities as guarantees move further out-of-the-money. The sensitivities above reflect the actual hedging portfolio at 31 December 2019 and the nature of Jackson's dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis.

(ii)     Sensitivity to interest rate risk
Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the IFRS measurement basis of fixed annuity liabilities of Jackson's products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair-value and, therefore, will be sensitive to changes in interest rates, as discount rates and fund earned rates will be updated on an ongoing basis.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (with no floor of zero applied) and increase in interest rates is as follows:

	2019 $m				2018 $m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 2%	of 1%	of 2%	of 1%	of 2%	of 1%
Profit or loss:
Profit before tax (net of related changes in amortisation of DAC)	(6,238)	(2,815)	3,914	2,141	(4,502)	(2,188)	2,815	1,530
Related deferred tax	1,310	591	(822)	(450)	945	460	(591)	(321)
Net effect on profit after tax	(4,928)	(2,224)	3,092	1,691	(3,557)	(1,728)	2,224	1,209

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	5,342	2,840	(5,342)	(2,840)	5,265	2,988	(5,265)	(2,988)
Related deferred tax	(1,122)	(596)	1,122	596	(1,105)	(628)	1,105	628
Net effect on other comprehensive income	4,220	2,244	(4,220)	(2,244)	4,160	2,360	(4,160)	(2,360)
Total net effect on shareholders' equity	(708)	20	(1,128)	(553)	603	632	(1,936)	(1,151)

These sensitivities above are shown for interest rates in isolation only and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to the sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. The increase in the magnitude of the sensitivities at 31 December 2019 mainly reflects the lower interest rates at 31 December 2019 and the consequential reduction on assumed future separate account return, that is based on risk-free rates under grandfathered US GAAP. This has the effect of the IFRS liability reflecting a greater potential for policyholder payments under the variable annuity guarantees as interest rates fall. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency under large market movements, and does not aim to hedge the IFRS accounting results.

(iii)  Sensitivity to insurance risk
Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson's persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are 'in the money' relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. Any changes in these assumptions are recorded within short-term fluctuations in investment returns in the Group's supplementary analysis of profit (see note B1.2).

In addition, in the absence of hedging, equity and interest rate movements can both cause a loss directly or an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

C7.4 Asset management and other operations

(i)    Asset management
The profit for the year of asset management operations are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future years. The Group's asset management operations do not hold significant financial investments.

(ii)   Other operations
At 31 December 2019, the financial investments of the other operations are principally short-term treasury bills held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to credit risk and interest rate movements.

C8  Tax assets and liabilities

Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2019 $m
	Balance at 1 Jan	Demerger of UK and Europe operations	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	144	-	(16)	-	(128)	-
Balances relating to investment and insurance contracts	1	-	60	-	(29)	32
Short-term temporary differences	2,979	(146)	1,069	(15)	1	3,888
Capital allowances	19	(14)	(3)	-	(1)	1
Unused tax losses	162	-	8	-	(16)	154
Total	3,305	(160)	1,118	(15)	(173)	4,075
Deferred tax liabilities
Unrealised losses or gains on investments	(1,104)	1,053	(231)	(713)	118	(877)
Balances relating to investment and insurance contracts	(1,276)	-	(246)	-	15	(1,507)
Short-term temporary differences	(2,671)	233	(414)	19	(14)	(2,847)
Capital allowances	(71)	65	-	-	-	(6)
Total	(5,122)	1,351	(891)	(694)	119	(5,237)

C9  Defined benefit pension schemes

The Group has historically operated a number of defined benefit pension schemes in the UK, with all pension surplus and deficit attributable to subsidiaries of M&G plc except for 30 per cent of the surplus attaching to the Prudential Staff Pension Scheme (PSPS), which was allocated to Prudential plc. In preparation for the demerger of M&G plc, at 30 June 2019, the 30 per cent of surplus attaching to PSPS was formally reallocated to M&GPrudential Services Limited. All UK schemes left the Group upon the demerger of M&G plc and Prudential plc will incur no further costs in respect of these schemes. Outside of the UK, there are two small defined benefit schemes in Taiwan which have negligible deficits.

C10  Share capital, share premium and own shares

	2019			2018
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 January	2,593,044,409	166	2,502	2,587,175,445	175	2,635
Shares issued under share-based schemes	8,115,540	-	22	5,868,964	1	22
Impact of change in presentation currency	-	6	101	-	(10)	(155)
Balance at 31 December	2,601,159,949	172	2,625	2,593,044,409	166	2,502

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
31 Dec 2019	3,805,447	1,104p	1,455p	2025
31 Dec 2018	4,885,804	901p	1,455p	2024

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or up until the demerger of its UK and Europe operations via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $183 million at 31 December 2019 (31 December 2018: $217 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2019, 8.4 million (31 December 2018: 9.6 million) Prudential plc shares with a market value of $161 million (31 December 2018: $172 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 14.1 million which was in March 2019.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made. On demerger, shares allocated to M&G plc were transferred to a separate trust established by M&G plc.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2019				2018
	Number	share price			Number	share price
	of shares	Low	High	Cost*	of shares	Low	High	Cost*
		£	£	$		£	£	$
January	75,165	14.25	14.29	1,384,926	51,555	19.18	19.40	1,378,409
February	71,044	15.00	15.18	1,390,865	55,765	17.91	18.10	1,402,089
March	68,497	15.20	16.32	1,385,182	55,623	18.25	18.54	1,432,155
April	2,638,429	15.65	16.73	54,052,710	1,664,334	16.67	17.95	40,997,710
May	73,417	16.35	16.45	1,550,109	63,334	18.91	19.38	1,636,433
June	217,800	16.20	16.36	4,484,773	181,995	18.21	18.65	4,432,511
July	60,514	17.47	17.71	1,321,427	55,888	17.68	17.86	1,308,608
August	72,671	14.86	15.21	1,318,593	60,384	18.04	18.10	1,404,285
September	73,284	14.14	14.76	1,318,767	82,612	16.95	16.98	1,829,814
October	178,359	13.78	14.24	3,148,811	148,209	15.62	16.84	3,223,238
November	75,904	13.38	13.85	1,309,146	67,162	15.95	15.96	1,382,514
December	68,573	13.07	13.13	1,178,206	73,744	13.99	14.30	1,323,949
Total	3,673,657			73,843,515	2,560,605			61,751,715
* The cost in US dollars for the shares purchased each month shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate.

Prior to the demerger of UK and Europe operations in October 2019, the Group consolidated a number of authorised investment funds of M&G plc that hold shares in Prudential plc. In the prior year, at 31 December 2018, the total number of shares held by these funds was 3.0 million and the cost of acquiring these shares of $25 million was included in the cost of own shares. The market value of these shares as at 31 December 2018 was $53 million. These funds were deconsolidated upon the demerger.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2019 or 2018.

D    OTHER INFORMATION

D1    Gain (loss) on disposal of business and corporate transactions

D1.1 Gain (loss) on disposal of business

	2019 $m	2018 $m
Gain on disposalsnote (i)	265	-
Other transactionsnote (ii)	(407)	(107)
Total gain (loss) on disposal of business from continuing operations	(142)	(107)

Notes
(i)    In 2019, the $265 million gain on disposals principally relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.
(ii)   In 2019, the $(407) million other transactions reflects costs related to the demerger of M&G plc from Prudential plc. These include the following amounts:

-      $(78) million transaction related costs, principally fees to advisors;
-      $(182) million being the fee paid to the holders of two subordinated debt instruments as discussed in note C6.1(vi); and
-      $(147) million for one-off costs arising from the separation of the M&G plc business from Prudential plc.

In 2018, the $(107) million other transactions primarily related to exiting the NPH broker-dealer business in the US and costs related to the preparation for the demerger of M&G plc.

D1.2 Other corporate transactions

Acquisition of Thanachart Fund Management Co., Ltd. in Thailand
On 27 December 2019, the Group completed its acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd. (TFUND) from Thanachart Bank Public Company Ltd. (TBANK) and Government Savings Bank, with TBANK holding the remaining 49.9 per cent stake of TFUND. The acquisition complements the Group's purchase of 65 per cent of TMB Asset Management, now TMBAM Eastspring, in September 2018.

The terms of the sale agreement include an option for the Group to increase its ownership to 100 per cent in the future. The Group has recognised, in line with IFRS, a financial liability and a reduction in shareholders' equity of $130 million as of the acquisition date for the option, being the discounted expected consideration payable for the remaining 49.9 per cent.

The fair value of the acquired assets, assumed liabilities and resulting goodwill are shown in the table below:

$m
Assets
Other assets	28
Cash and cash equivalents	2
Total assets	30
Other liabilities	(7)
Non-controlling interests*	(141)
Net assets acquired and liabilities assumed	(118)
Goodwill arising on acquisition*	260
Purchase consideration	142
* The goodwill on acquisition of $260 million is mainly attributable to the expected benefits from new customers and synergies. Refer to note C5.1 for changes to the carrying amount of goodwill during the year. The Group has chosen to apply the full goodwill method under IFRS 3, 'Business Combinations' for this acquisition, with non-controlling interests being measured at fair value on the acquisition date.

D2  Discontinued UK and Europe operations

On 21 October 2019, the Group completed the demerger of its UK and Europe operations (M&G plc) from the Group, resulting in two separately listed companies. The Group's UK and Europe operations have been reclassified as discontinued operations in these consolidated financial statements in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'.

The results and cash flows for the discontinued UK and Europe operations presented in the consolidated financial statements for the period of ownership up to the demerger in October 2019 are analysed below.

Income statement

	2019 $m	2018 $m
Earned premiums, net of reinsurance	10,920	(101)
Investment return and other incomenote (1)	22,292	(2,386)
Total revenue, net of reinsurance	33,212	(2,487)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(26,975)	6,645
Acquisition costs and other expenditure	(4,143)	(3,296)
Total charges, net of reinsurance	(31,118)	3,349
Discontinued UK and Europe operations' profit before tax	2,094	862
Re-measurement of the UK and Europe operations on demergernote (2)	188	-
Cumulative exchange loss recycled from other comprehensive income	(2,668)	-
(Loss) profit before tax	(386)	862
Tax (charge) creditnote (3)	(775)	280
(Loss) profit for the year from discontinued operations	(1,161)	1,142

Notes
(1)   Includes share of profits from joint ventures and associates, net of related tax.
(2)   The re-measurement of the discontinued UK and Europe operations on demerger reflects the difference between the fair value of the UK and Europe operations and its net assets at the date of the demerger.
(3)   The tax (charge) credit wholly relates to the tax on the ordinary profits of the discontinued UK and Europe operations.

Other comprehensive income

	2019 $m	2018 $m
Cumulative exchange loss recycled through profit or loss	2,668	-
Other items, net of related tax	203	(605)
Other comprehensive income for the year from discontinued operations, net of related tax	2,871	(605)

The profit and other comprehensive income for the period from the discontinued UK and Europe operations were wholly attributable to the equity holders of the Company.

Cash flows

	2019 $m	2018 $m
Cash flows from operating activities	2,375	5
Cash flows from investing activities	(454)	(478)
Cash flows from financing activities*	-	(137)
Cash and cash equivalents divested on demerger	(7,611)	-
Net cash flows in the year	(5,690)	(610)
Net cash flows between discontinued and continuing operations*	(436)	(842)
Cash and cash equivalents at beginning of year	6,048	7,857
Effect of exchange rate changes on cash and cash equivalents	78	(357)
Cash and cash equivalents on the consolidated statement of financial position at end of year	-	6,048
*     The net cash flows between discontinued and continuing operations represents the net cash paid for dividend and other items from discontinued operations to continuing operations. In 2019, the net cash flows of $(436) million primarily include pre-demerger dividend of $(3,841) million, other dividends of $(684) million offset by payment for the transfer of debt to M&G plc from Prudential plc prior to the demerger of $4,161 million.

D3  Contingencies and related obligations

Litigation and regulatory matters
The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

D4  Post balance sheet events

Dividends
The 2019 second interim ordinary dividend approved by the Board of Directors after 31 December 2019 is as described in note B6.

Coronavirus outbreak
The novel coronavirus outbreak, with thousands of cases reported in 2020 to date and the virus spreading to countries across Asia and the world, has disrupted the activity in the markets in which the Group operates, in particular Hong Kong and mainland China, and adversely impacted the economic conditions in the year to date. Given these conditions, lower levels of new business activity in affected markets are to be expected. Further details on the Group capital position are set out in note I(i) of the Additional unaudited financial information.

The Group continues to monitor closely the development of the coronavirus outbreak and its impact on market conditions. If current economic conditions persist, management could take additional actions to mitigate the impact. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

It is not practicable to quantify the potential financial effect of the outbreak on the Group at this stage.

I     Additional unaudited financial information

I(i)  Group capital position
Following the demerger of M&G plc from Prudential plc, the Hong Kong Insurance Authority (IA) has assumed the role of the group-wide supervisor for the Prudential Group with the Group no longer subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is expected to be finalised in the second half of 2020. Until Hong Kong's GWS framework comes into force, Prudential will apply the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the available and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 31 December 2019 the Prudential Group's total surplus of available capital over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $23.6 billion, before allowing for the payment of the 2019 second interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of available capital over the regulatory GMCR at 31 December 2019 was $9.5 billion, before allowing for the payment of the 2019 second interim ordinary dividend.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	31 Dec 2019			31 Dec 2018*
	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Available capital ($bn)	33.1	(19.1)	14.0	27.0	(13.5)	13.5
Group Minimum Capital Requirement ($bn)	9.5	(5.0)	4.5	7.6	(3.8)	3.8
LCSM surplus (over GMCR) ($bn)	23.6	(14.1)	9.5	19.4	(9.7)	9.7
LCSM ratio (over GMCR) (%)	348%		309%	355%		356%
*  Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

The shareholder LCSM capital position by segment is presented below at 31 December 2019 and 31 December 2018 for comparison:

Estimated Group shareholder LCSM capital position (based on GMCR)
			Shareholder
31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Available capital	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	-	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

			Shareholder
31 Dec 2018* ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Available capital	19.6	(13.5)	6.1	5.7	1.7	13.5
Group Minimum Capital Requirement	6.3	(3.8)	2.5	1.3	-	3.8
LCSM surplus (over GMCR)	13.3	(9.7)	3.6	4.4	1.7	9.7
*  Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

The 31 December 2019 Jackson local statutory results reflect early adoption of the NAIC regulatory framework reforms at the valuation date as agreed with the Department of Insurance Financial Services (DIFS) and Jackson's decision not to renew its long-standing permitted practice with the DIFS which allowed certain derivative instruments, taken out to protect Jackson against declines in long-term interest rates, to be included at book value in the local statutory returns. At 31 December 2019, these derivatives are held at fair value.

Sensitivity analysis
The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	31 Dec 2019
Impact of market sensitivities	LCSM surplus ($bn)	LCSM ratio (%)
Base position	9.5	309%
Impact of:
20% instantaneous fall in equity markets	1.5	(9)%
40% fall in equity marketsnote (1)	(0.2)	(39)%
50 basis points reduction in interest rates	(0.2)	(17)%
100 basis points increase in interest rates	(1.3)	(19)%
100 basis points increase in credit spreadsnote (2)	(1.6)	(36)%

Notes
(1)   Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)   US RBC solvency position included using a stress of 10 times expected credit defaults.

The sensitivity results above assume instantaneous market movements as at 31 December 2019, apart from the -40% equity sensitivity where for Jackson an instantaneous 20% market fall is assumed to be followed by a further market fall of 20% over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the -40% equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Between 31 December 2019 and the end of February 2020, government bond yields and equity markets fell significantly in many countries. For example, US 10-year treasury yields fell by around 80 basis points and the US S&P 500 equity index fell by around 9% over the 2-month period. Based on economic conditions at the end of February 2020, the Group shareholder LCSM capital ratio (over GMCR) is estimated to be in the range of 270% - 280%, compared to 309% at 31 December 2019. This estimated capital ratio at the end of February is slightly higher than implied by the sensitivities above, mainly reflecting the benefit of management actions taken in the period which are not allowed for in the sensitivities.

Analysis of movement in Group capital position
A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.7 billion at 31 December 2018 to $9.5 billion at 31 December 2019 is set out in the table below.

2019 ($bn)
Balance at beginning of year	9.7
Operating:
Operating capital generation from the in-force business	2.5
Investment in new business	(0.6)
Operating capital generation	1.9
Non-operating and other capital movements:
Non-operating experience (including market movements)	(0.6)
Adoption of NAIC regulatory reforms in the US	0.1
Corporate activities (excluding demerger items)	(0.8)
Demerger costs	(0.4)
Subordinated debt redemption	(0.5)
Demerger related impacts	1.0

M&G plc remittances	0.7
External dividends	(1.6)
Net dividend impact	(0.9)

Net movement in LCSM surplus	(0.2)
Balance at end of year	9.5

The estimated movement in the Group shareholder LCSM surplus over 2019 is driven by:

-       Operating capital generation of $1.9 billion: generated by expected return on in-force business net of strain on new business written in 2019. It includes the impact from the release of incremental reserves associated with the John Hancock acquisition in the US ($0.4 billion) and interest paid prior to demerger on subordinated debt transferred to M&G plc ($(0.2) billion);
-       Non-operating experience of $(0.6) billion: this includes the negative impact of higher equity markets on Jackson's derivatives net of reserve movements partially offset by the positive impacts of market and exchange rate movements on Asia surplus over the year;
-       Corporate activities (excluding demerger items) of $(0.8) billion: this is the effect on LCSM surplus of corporate transactions in the period, principally arising from the extension of the UOB bancassurance distribution deal;
-       Demerger costs of $(0.4) billion: this includes transaction related costs and other one-off costs arising from the demerger;
-       Subordinated debt redemption of $(0.5) billion: a reduction in surplus from the impact of debt redeemed during 2019;
-       Demerger related impacts of $1.0 billion: includes $3.8 billion of pre-demerger dividend paid by M&G plc, $1.0 billion of restructuring impacts prior to demerger and $0.4 billion from debt raised by Prudential plc on behalf of M&G plc, partially offset by $(4.2) billion from the transfer of subordinated debt to M&G plc prior to demerger; and
-       Net dividend impact of $(0.9) billion: this includes external dividends of $(1.6) billion paid during 2019 largely based on the Group prior to demerger net of regular remittances paid by M&G plc during 2019 prior to the demerger of $0.7 billion.

Reconciliation of Group shareholder LCSM surplus to EEV free surplus (excluding intangibles)

31 Dec 2019 ($bn)	Asia	US	Unallocated to a segment	Group total
Estimated Group shareholder LCSM surplus (over GMCR)	4.7	3.8	1.0	9.5
Increase required capital for EEV free surplusnote (i)	(0.6)	(2.2)	-	(2.8)
Adjust surplus assets and core structural borrowings to market valuenote (ii)	0.3	0.2	(0.2)	0.3
Add back inadmissible assetsnote (iii)	0.1	0.1	-	0.2
Deductions applied to EEV free surplusnote (iv)	(0.9)	-	-	(0.9)
Other	-	(0.1)	0.4	0.3
EEV free surplus excluding intangibles*	3.6	1.8	1.2	6.6
*As per the "Free surplus excluding distribution rights and other intangibles" from note 11 of the Group's EEV basis results.

Notes

(i)    Required Capital under EEV is set at least equal to local statutory notification requirements for Asia (with China JV following the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime) and at 250 per cent of the risk-based capital (RBC) required by the NAIC at the Company Action Level (CAL). This is higher than the solo legal entity statutory minimum capital requirements that are included in the LCSM surplus (over GMCR).
(ii)   The EEV Principles require surplus assets to be included at fair value and central core senior debt held at market value. Within LCSM surplus, some local regulatory regimes value certain assets at cost and core structural borrowings are held at amortised cost.
(iii)  LCSM restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus. As an exception to this, both LCSM surplus and EEV free surplus restrict the deferred tax asset held by Jackson to the level allowed to be admitted by the local regulator in local statutory available capital.
(iv)  Deductions applied to EEV free surplus primarily include the impact of applying the embedded value reporting approach issued by the CAA within EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes. The $(0.9) billion predominantly arises from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position

31 Dec 2019 ($bn)
Group IFRS shareholders' equity	19.5
Remove DAC, goodwill and intangibles	(18.2)
Add subordinated debt at IFRS book value	4.6
Valuation differences	8.6
Other	(0.5)
Estimated Group shareholder LCSM available capital	14.0

The key items of the reconciliation as at 31 December 2019 are:

-       $(18.2) billion due to the removal of DAC, goodwill and other intangibles from the IFRS statement of financial position;
-       $4.6 billion due to the addition of subordinated debt, which is treated as available capital under LCSM but as a liability under IFRS; and
-       $8.6 billion due to differences on the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including reductions for inadmissible assets. The most significant difference arises in Jackson where local statutory reserves are reduced by an expense allowance linked to surrender charges. IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet).

Basis of preparation
In advance of the GWS framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital is determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The results above should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position.

In determining the LCSM available capital and required capital the following principles have been applied:

-       For regulated insurance entities, available and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;
-       For the US insurance entities, available and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;
-       For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-       For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
-       Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and
-       The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments held by Prudential plc at the date of demerger) can be included as part of the Group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments held by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above (this is equivalent to a 15 per cent reduction in the Group shareholder LCSM coverage ratio (over GMCR)). Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

I(ii)   Funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2019 $bn	31 Dec 2018* $bn
Asia operations:
Internal funds	141.9	112.5
Eastspring Investments external funds (as analysed in note I(v))	124.7	77.8
Other†	-	22.2
	266.6	212.5
US operations - internal funds	273.4	237.0
Other operations	3.9	5.8
Total Group funds under management - continuing operations	543.9	455.3
* The 2018 comparatives have been adjusted from the previously published amounts to exclude the discontinued UK and Europe operations. Additionally, the comparatives have been adjusted to include cash and cash equivalents and to exclude assets held that are attributable to external unit holders of consolidated collective investment schemes to align to the current year's presentation.
† Other represents funds managed by Eastspring Investments on behalf of M&G plc, that were categorised as the internal funds of the UK and Europe operations prior to the demerger of M&G plc. Following the demerger, these funds have been reclassified to external funds under management of Eastspring Investments.

Note
Total Group funds under management from continuing operations comprise:

	31 Dec 2019 $bn	31 Dec 2018 $bn
Total investments and cash and cash equivalents held by the continuing operations on the consolidated statement of financial position	412.6	349.6
External and M&G plc funds of Eastspring Investments	124.7	100.0
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	6.6	5.7
Total Group funds under management from continuing operations	543.9	455.3

I(iii)  Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

During both 2019 and 2018 the cash and short-term investments of the central holding companies were managed in sterling, in line with the management of the Group's external dividends. Following the change to the Group's presentational currency, the holding company cash flow statement below is shown in US dollars and prior period amounts have been restated accordingly. Cash movements in the year have been converted from sterling into US dollars by using the month-end sterling to US dollar exchange rate for the month in which the transaction occurred. Cash balances at the start and end of the year have been translated from sterling to US dollars using the spot rates at 1 January and 31 December respectively. As an exception to the above, external dividends paid for both 2019 and 2018 have been translated at the exchange rate relevant to the day they were paid to ensure consistency with the financial statements.

At 31 December 2019, the Group changed its basis of managing central cash-holdings from sterling to US dollars to better reflect the inflows from the Group's operations post the demerger of M&G plc and its decision to declare dividends in US dollars from 2020. Therefore, in future reporting the holding company cash flow will be prepared directly in US dollars.

	2019 $m	AER 2018 $m
Net cash remitted by business unitsnote (a):
From continuing operations
Asianote (b)	950	916
USnote (b)	509	452
Other operations	6	49
Total continuing operations	1,465	1,417
From discontinued UK and Europe operations	684	842
Net cash remittances by business units	2,149	2,259
Net interest paidnote (c)	(527)	(488)
Tax received	265	190
Corporate activities	(260)	(274)
Total central outflows	(522)	(572)
Holding company cash flow before dividends and other movements	1,627	1,687
Dividends paid	(1,634)	(1,662)
Operating holding company cash flow after dividends but before other movements	(7)	25
Other movements
Transactions to effect the demerger, including debt substitutionnote(d)	(146)	2,071
Demerger costs	(424)	(29)
Redemption of subordinated debt for continuing operations	(504)	(553)
Early settlement of UK-inflation-linked derivative liability	(587)	-
Other corporate activities relating to continuing operationsnote(e)	(338)	(336)
Total other movements	(1,999)	1,153
Total holding company cash flow	(2,006)	1,178
Cash and short-term investments at beginning of year	4,121	3,063
Foreign exchange movements	92	(120)
Cash and short-term investments at end of year	2,207	4,121

Notes
(a)   Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
(b)   Significant cash remittances from business units were hedged into sterling using forward contracts during 2018 and 2019 and these contracts determine the amount of sterling recorded in the holding company cash flow for the relevant remittances. The implicit rates may therefore differ from that applied to present the holding company cash flow in US dollars. If local currency remittances in Asia had been translated directly into US dollars using the relevant month-end spot rate then the growth rate in Asia remittances year on year would have been 8 per cent (compared to 4 per cent shown in the table above). The dividend paid by Jackson in the US in US dollars in 2019 was $525 million (2018: $450 million).

(c)   The net interest paid in 2019 includes amounts on debt substituted to M&G plc shortly prior to its demerger of $231 million.

(d)   Transactions to effect the demerger includes the transfer of subsidiaries and settlement of intercompany loans totalling $(193) million issuance of substitutable debt for cash of $367 million, receipt of the pre-demerger dividend of $3,841 million, and the substitution of M&G plc as issuer of sub-ordinated debt in place of Prudential plc (as discussed further in note C6 of the IFRS financial statements), which reduced Cash and short-term investments by $(4,161) million.

(e)   Other corporate activities relating to continuing operations primarily relates to the first instalment payable following the renewal of bancassurance arrangement with UOB of $253 million, ongoing centrally funded payments of bancassurance distribution rights and other items.

I(iv)  Analysis of adjusted IFRS operating profit based on longer-term investment returns by driver from long-term insurance businesses

This schedule classifies the Group's adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit) from continuing long-term insurance businesses into the underlying drivers using the following categories:

- Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
- Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
- With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
- Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
- Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
- Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
- DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)   Margin analysis of long-term insurance business - continuing operations
The following analysis expresses certain of the Group's sources of adjusted IFRS operating profit based on longer-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (1).

	2019
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)
Spread income	321	642	963	86,887	111
Fee income	286	3,292	3,578	208,217	172
With-profits	107	-	107	58,032	18
Insurance margin	2,244	1,317	3,561
Margin on revenues	3,035	-	3,035
Expenses:
Acquisition costsnote (3)	(2,156)	(1,074)	(3,230)	7,384	(44)%
Administration expenses	(1,437)	(1,675)	(3,112)	303,204	(103)
DAC adjustmentsnote (4)	430	510	940
Expected return on shareholder assets	194	26	220
	3,024	3,038	6,062
Share of related tax charges from joint ventures and associatenote (5)	(31)	-	(31)
Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,993	3,038	6,031
Adjusted IFRS operating profit based on longer-term investment returns - asset management	283	32	315
Total segment profit from continuing operations	3,276	3,070	6,346

	2018 AERnotes (6),(7)
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note(2)
Spread income	310	778	1,088	74,803	145
Fee income	280	3,265	3,545	204,456	173
With-profits	95	-	95	47,548	20
Insurance margin	1,978	1,267	3,245
Margin on revenues	2,810	-	2,810
Expenses:
Acquisition costsnote (3)	(2,007)	(1,013)	(3,020)	7,058	(43)%
Administration expenses	(1,374)	(1,607)	(2,981)	284,985	(105)
DAC adjustmentsnote (4)	435	(152)	283
Expected return on shareholder assets	172	14	186
	2,699	2,552	5,251
Share of related tax charges from joint ventures and associatenote (5)	(53)	-	(53)
Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,646	2,552	5,198
Adjusted IFRS operating profit based on longer-term investment returns - asset management	242	11	253
Total segment profit from continuing operations	2,888	2,563	5,451

	2018 CERnotes (6),(7)
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)
Spread income	305	778	1,083	74,690	145
Fee income	277	3,265	3,542	204,111	174
With-profits	94	-	94	47,580	20
Insurance margin	1,966	1,267	3,233
Margin on revenues	2,790	-	2,790
Expenses:
Acquisition costsnote (3)	(1,991)	(1,013)	(3,004)	7,018	(43)%
Administration expenses	(1,359)	(1,607)	(2,966)	284,527	(104)
DAC adjustmentsnote (4)	430	(152)	278
Expected return on shareholder assets	172	14	186
	2,684	2,552	5,236
Share of related tax charges from joint ventures and associatenote (5)	(51)	-	(51)
Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,633	2,552	5,185
Adjusted IFRS operating profit based on longer-term investment returns - asset management	239	11	250
Total segment profit from continuing operations	2,872	2,563	5,435

Notes to the tables throughout I(iv)
(1)   For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for the US is generally derived from month-end balances throughout the year as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(2)   Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(3)   The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(4)   The DAC adjustments contain a credit of $72 million in respect of joint ventures and associate in 2019 (2018: AER credit of $73 million).
(5)   Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.
(6)   The 2018 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates for US dollars to reflect the change in the Group's presentation currency in 2019. For Asia, CER average liabilities have been translated using current year opening and closing exchange rates.
(7)   The 2018 comparative results exclude the contribution from the discontinued UK and Europe operations.

(b) Margin analysis of long-term insurance business - Asia

	2019			2018 AER			2018 CERnotes (6),(7)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)
Spread income	321	29,706	108	310	24,752	125	305	24,639	124
Fee income	286	27,277	105	280	26,398	106	277	26,053	106
With-profits	107	58,032	18	95	47,548	20	94	47,580	20
Insurance margin	2,244			1,978			1,966
Margin on revenues	3,035			2,810			2,790
Expenses:
Acquisition costsnote (3)	(2,156)	5,161	(42)%	(2,007)	4,999	(40)%	(1,991)	4,959	(40)%
Administration expenses	(1,437)	56,984	(252)	(1,374)	51,150	(269)	(1,359)	50,692	(268)
DAC adjustmentsnote (4)	430			435			430
Expected return on shareholder assets	194			172			172
	3,024			2,699			2,684
Share of related tax charges from joint ventures and associatenote (5)	(31)			(53)			(51)
Adjusted IFRS operating profit based on longer-term investment returns - long-term business	2,993			2,646			2,633
Adjusted IFRS operating profit based on longer-term investment returns - asset management (Eastspring Investments)	283			242			239
Total Asia	3,276			2,888			2,872

(c)   Margin analysis of long-term insurance business - US

	2019			2018
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)
Spread income	642	57,181	112	778	50,051	155
Fee income	3,292	180,940	182	3,265	178,058	183
Insurance margin	1,317			1,267
Expenses
Acquisition costsnote (3)	(1,074)	2,223	(48)%	(1,013)	2,059	(49)%
Administration expenses	(1,675)	246,220	(68)	(1,607)	233,835	(69)
DAC adjustments	510			(152)
Expected return on shareholder assets	26			14
Adjusted IFRS operating profit based on longer-term investment returns - long-term business	3,038			2,552
Adjusted IFRS operating profit based on longer-term investment returns - asset management	32			11
Total US	3,070			2,563

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US insurance operations before and after acquisition costs and DAC adjustments

	2019 $m				2018 $m
	Before acquisition costs and DAC adjustments	Acquisition costs		After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Acquisition costs		After acquisition costs and DAC adjustments
		Incurred	Deferred			Incurred	Deferred
Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	3,602			3,602	3,717			3,717
Less new business strain		(1,074)	807	(267)		(1,013)	760	(253)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(577)	(577)			(653)	(653)
Deceleration (acceleration)			280	280			(259)	(259)
Total adjusted IFRS operating profit based on longer-term investment returns	3,602	(1,074)	510	3,038	3,717	(1,013)	(152)	2,552

I(v)   Asia operations - analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

(a)   Analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit
Adjusted operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the 2018 results on both AER and CER bases to eliminate the impact of exchange translation.

	2019 $m	2018 $m		2019 vs 2018%
		AER	CER	AER	CER
Hong Kong	734	591	591	24%	24%
Indonesia	540	555	559	(3)%	(3)%
Malaysia	276	259	252	7%	10%
Philippines	73	57	58	28%	26%
Singapore	493	439	433	12%	14%
Thailand	170	151	157	13%	8%
Vietnam	237	199	197	19%	20%
South-east Asia operations including Hong Kong	2,523	2,251	2,247	12%	12%
China JV	219	191	182	15%	20%
Taiwan	74	68	67	9%	10%
Other	70	68	69	3%	1%
Non-recurrent items*	142	126	124	13%	15%
Total insurance operations	3,028	2,704	2,689	12%	13%
Share of related tax charges from joint ventures and associate	(31)	(53)	(51)	42%	39%
Development expenses	(4)	(5)	(5)	20%	20%
Total long-term business	2,993	2,646	2,633	13%	14%
Asset management (Eastspring Investments)	283	242	239	17%	18%
Total Asia	3,276	2,888	2,872	13%	14%
* In 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations includes a net credit of $142 million (2018: $126 million on an AER basis) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

 (b)  Analysis of Eastspring Investments adjusted IFRS operating profit based on longer-term investment returns

	2019 $m	2018 $m
Operating income before performance-related feesnote (1)	636	566
Performance-related fees	12	23
Operating income (net of commission)note (2)	648	589
Operating expensenote (2)	(329)	(311)
Group's share of tax on joint ventures' operating profit	(36)	(36)
Operating profit based on longer-term investment returns	283	242

Average funds managed by Eastspring Investments	$214.0bn	$186.3bn
Margin based on operating income*	30bps	30bps
Cost/income ratio†	52%	55%

Notes
(1)   Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin*	Institutional‡	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps
2019	392	52	244	18	636	30
2018	336	50	230	18	566	30
* Margin represents operating income before performance-related fees as a proportion of the related funds under management. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†   Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
‡   Institutional includes internal funds.
(2)     Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)   Eastspring Investments total funds under management
Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	31 Dec 2019 $bn	31 Dec 2018 $bn
External funds under managementnote (1):
Retail	73.7	55.3
Institutional*	37.7	7.7
Money market funds (MMF)	13.3	14.8
	124.7	77.8
Internal funds under management*	116.4	114.9
Total funds under managementnote (2)	241.1	192.7
* The 2018 comparative Internal funds under management of $114.9 billion included $22.2 billion of funds managed on behalf of M&G plc. Following the demerger, these funds have been reclassified to external funds under management in 2019.

Notes
(1)  External funds under management - analysis of movements

	2019 $m	2018 $m
At 1 January	77,762	75,601
Market gross inflows	283,268	283,156
Redemptions	(276,215)	(283,271)
Market and other movements	39,907	2,276
At 31 December	124,722	77,762

Note
The analysis of movements above includes $13,337 million as at 31 December 2019 relating to Asia Money Market Funds (31 December 2018: $14,776 million).

(2) Total funds under management - analysis by asset class

	31 Dec 2019		31 Dec 2018
	$bn	% of total	$bn	% of total
Equity	107.0	44%	86.6	45%
Fixed income	116.2	48%	86.4	45%
Alternatives	3.4	2%	2.9	1%
MMF	14.5	6%	16.8	9%
Total funds under management	241.1	100%	192.7	100%

II    Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)   Reconciliation of adjusted IFRS operating profit based on longer-term investment returns to profit before tax from continuing operations

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns from continuing operations (operating profit) presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

-   Short-term fluctuations in investment returns on shareholder-backed business;
-   Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-   Gain or loss on corporate transactions, such as disposals undertaken in the year and costs connected to the demerger of M&G plc from Prudential plc.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)  Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	31 Dec 2019 $m	31 Dec 2018 $m
Core structural borrowings of shareholder-financed businesses	5,594	9,761
Less holding company cash and short-term investments	(2,207)	(4,121)
Net core structural borrowings of shareholder-financed businesses	3,387	5,640
Closing shareholders' equity	19,477	21,968
Closing shareholders' equity plus net core structural borrowings	22,864	27,608
IFRS gearing ratio	15%	20%

II(iii) Return on IFRS shareholders' funds

Operating return on IFRS shareholders' funds is calculated as operating profit net of tax and non-controlling interests divided by closing shareholders' equity. Total comprehensive return on shareholders' funds is calculated as IFRS total comprehensive income for the period net of tax and non-controlling interests divided by closing shareholders' equity. Following the demerger of the UK and Europe operations in October 2019 and their treatment as discontinued, it is more meaningful to derive the 2019 return using profit from continuing operations and closing shareholders' equity. The Group will be introducing a new return on equity performance measure for the Group's 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure is to be calculated as operating profit after tax and net of non-controlling interests, divided by average shareholders' equity. Accordingly, the calculation of the return on IFRS shareholders' funds going forward will be aligned to be based on average shareholders' equity.

Detailed reconciliation of operating profit based on longer-term investment returns to IFRS profit before tax for the Group's continuing operations is shown in note B1.1 to the Group IFRS basis results.

	2019 $m
Continuing operations	Asia	US	Unallocated to a segment (central operations)	Group	Add back demerger- related items*	Adjusted Group (excluding demerger- related items*)
Operating profit based on longer-term investment returns	3,276	3,070	(1,036)	5,310	179	5,489
Tax on operating profit	(436)	(437)	100	(773)	(34)	(807)
Profit attributable to non-controlling interests	(6)	-	(3)	(9)	-	(9)
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	2,834	2,633	(939)	4,528	145	4,673
Non-operating profit (loss), net of tax	885	(3,013)	(456)	(2,584)	383	(2,201)
IFRS profit for the year net of tax and non-controlling interests	3,719	(380)	(1,395)	1,944	528	2,472
Other comprehensive income, net of tax and non-controlling interests	192	2,679	(146)	2,725	-	2,725
IFRS total comprehensive income	3,911	2,299	(1,541)	4,669	528	5,197
Closing shareholders' funds	10,866	8,929	(318)	19,477	-	19,477
Operating return on shareholders' funds (%)	26%	29%	n/a	23%	-	24%
Total comprehensive return on shareholders' funds (%)	36%	26%	n/a	24%	-	27%
* Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger ($179 million pre-tax) and one-off costs of the demerger ($407 million pre-tax).

	2018 $m
	Asia	US
Operating profit based on longer-term investment returns	2,888	2,563
Tax on operating profit	(411)	(402)
Profit attributable to non-controlling interests	(1)	-
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	2,476	2,161
Non-operating profit (loss), net of tax	(662)	(179)
IFRS profit for the year, net of tax and non-controlling interests	1,814	1,982
Other comprehensive income, net of tax and non-controlling interests	(206)	(1,446)
IFRS total comprehensive income	1,608	536
Closing shareholders' funds	8,175	7,163
Operating return on shareholders' funds (%)	30%	30%
Total comprehensive return on shareholders' funds (%)	20%	7%
* Given the significant changes of Group shareholders' funds as a result of the demerger of the UK and Europe operations in October 2019, it is not meaningful to compare the 2019 and 2018 returns on shareholders' funds at a Group level. The 2018 comparatives have therefore excluded the presentation of a Group return on shareholders' funds. Additionally, the 2018 comparatives for Asia and US operations have been re-presented from those previously published to reflect the use of closing rather than opening shareholders' funds to be on a comparable basis with the 2019 calculation.

II(iv) Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at 31 December 2019 of 2,601 million (31 December 2018: 2,593 million). The demerger alters the size of the Group's shareholders' equity and the nature of its operations, rendering a comparison with the prior year return on shareholders' funds value unrepresentative.

	2019
	Asia	US	Other	Group total
Closing IFRS shareholders' equity ($ million)	10,866	8,929	(318)	19,477
Shareholders' funds per share (cents)	418¢	343¢	(12)¢	749¢

II(v)  Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments
	2019 $m	2018 $m
Operating income before performance-related feesnote	636	566
Share of joint venture revenue	(244)	(250)
Commission	165	156
Performance-related fees	12	23
IFRS revenue	569	495

Operating expense	329	311
Share of joint venture expense	(102)	(133)
Commission	165	156
IFRS charges	392	334
Cost/income ratio: operating expense/operating income before performance-related fees	52%	55%

Note
Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

II(vi) Reconciliation of Asia renewal insurance premium to gross premiums earned

Reconciliation of Asia renewal insurance premium to gross earned premiums and calculation of Asia Life weighted premium income.

	2019 $m	2018 $m
		AER	CER
Asia renewal insurance premium	19,007	17,165	17,046
Add: General insurance premium	135	120	122
Add: IFRS gross earned premium from new regular and single premium business	6,386	6,421	6,402
Less: Renewal premiums from joint ventures	(1,771)	(1,717)	(1,657)
Asia segment IFRS gross premiums earned	23,757	21,989	21,913

Asia renewal insurance premium (as above)	19,007	17,165	17,046
Asia APE (see Note II(vi))	5,161	4,999	4,959
Asia life weighted premium income	24,168	22,164	22,005

II(vii)  Reconciliation of APE new business sales to gross premiums earned

The Group reports APE new business sales as a measure of the new policies sold in the period. This differs from the IFRS measure of gross premiums earned as shown below:

	2019 $m	2018 $m
Annual premium equivalents (APE) from continuing operations	7,384	7,058
Adjustment to include 100% of single premiums on new business sold in the yearnote (a)	23,409	21,318
Premiums from in-force business and other adjustmentsnote (b)	14,271	17,238
Gross premiums earned from continuing operations	45,064	45,614

Notes

(a)   APE new business sales only include one tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(b)   Other adjustments principally include amounts in respect of the following:
–      Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
–      In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company to acquire a closed block of group payout annuity business. The transaction resulted in an addition to gross premiums earned of $5.0 billion in 2018. No amounts were included in APE new business sales.
–      APE includes new policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in M&G plc for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
–      APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
–      For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

II(viii) Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the year:

	31 Dec 2019 $m	31 Dec 2018 $m
EEV shareholders' equity	54,711	63,402
Less: Value of in-force business of long-term businessnote (a)	(41,893)	(42,045)
Deferred acquisition costs assigned zero value for EEV purposes	14,239	12,834
Othernote (b)	(7,580)	(12,223)
IFRS shareholders' equity	19,477	21,968

Notes
(a)   The EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the net assets for EEV reporting that reflect the regulatory basis position, with adjustments to achieve consistency with the IFRS treatment of certain items as appropriate.
(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson, IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset), whereas the local regulatory basis used for EEV reporting is based on expected future cash flows due to the policyholder on a prudent basis, with the consideration of an expense allowance, as applicable, but with no separate deferred acquisition cost asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer